Exhibit 99.2

TELUS CORPORATION

Management’s discussion and analysis

2020 Q3

TELUS Corporation – Management’s discussion and analysis – 2020   Q3

Caution regarding forward-looking statements

The terms TELUS, the Company, we, us and our refer to TELUS Corporation and, where the context of the narrative permits or requires, its subsidiaries.

This document contains forward-looking statements about expected events and our financial and operating performance. Forward-looking statements include any statements that do not refer to historical facts. They include, but are not limited to, statements relating to our objectives and our strategies to achieve those objectives, our targets, outlook, updates, our plans and expectations regarding the impact of the COVID-19 pandemic and responses to it, and our multi-year dividend growth program. Forward-looking statements are typically identified by the words assumption, goal, guidance, objective, outlook, strategy, target and other similar expressions, or future or conditional verbs such as aim, anticipate, believe, could, expect, intend, may, plan, predict, seek, should, strive and will. These statements are made pursuant to the “safe harbour” provisions of applicable securities laws in Canada and the United States Private Securities Litigation Reform Act of 1995.

By their nature, forward-looking statements are subject to inherent risks and uncertainties and are based on assumptions, including assumptions about future economic conditions and courses of action. These assumptions may ultimately prove to have been inaccurate and, as a result, our actual results or events may differ materially from expectations expressed in or implied by the forward-looking statements.

Risks and uncertainties that could cause actual performance or events to differ materially from the forward-looking statements made herein and in other TELUS filings include, but are not limited to, the following:

•	The COVID-19 pandemic including its impacts on our customers, our team members and our communities, as well as changes resulting from the pandemic to our business and operations including to the demand for and supply of the products and services that we offer and the channels through which we offer them.

•	Regulatory decisions and developments including changes to our regulatory regime (the timing of announcement or implementation of which are uncertain) or the outcomes of proceedings, cases or inquiries relating to its application, including but not limited to those set out in Section 9.1 Communications industry regulatory developments and proceedings in this Management’s discussion and analysis (MD&A), such as the potential for government intervention to further increase competition, for example, through mandated wholesale access; the potential for additional government intervention on pricing, including the March 2020 announcement by the federal government (reiterated in June 2020) targeting a 25% price reduction in wireless plans using between two to six GB of data over a two year period by the national wireless carriers; federal and provincial consumer protection legislation and regulation; amendments to existing federal legislation; potential threats to unitary federal regulatory authority over communications; potential threats to the CRTC’s ability to enforce the Wholesale Code, which aims to ensure the fair treatment by vertically integrated firms of rival broadcasting distributors and programming services; regulatory action by the Competition Bureau or other regulatory agencies; spectrum and compliance with licences, including our compliance with licence conditions, changes to spectrum licence fees, spectrum policy determinations such as restrictions on the purchase, sale, subordination and transfer of spectrum licences, the cost, availability and timing of spectrum, and ongoing and future consultations and decisions on spectrum allocation; the impact on us and other Canadian telecommunications carriers of government or regulatory actions with respect to certain countries or suppliers, including the executive order signed by U.S. President Donald Trump permitting the Secretary of Commerce to block certain technology transactions deemed to constitute national security risks and the imposition of additional licence requirements on the export, re-export and transfer of goods, services and technology to Huawei Technologies Co. Ltd. and its non-U.S. affiliates, and decisions of other foreign governments; restrictions on non-Canadian ownership and control of TELUS Common Shares and the ongoing monitoring of and compliance with such restrictions; unanticipated changes to the current copyright regime; and our ability to comply with complex and changing regulation of the healthcare and medical devices industry in the jurisdictions in which we operate, including as an operator of health clinics.

•	Competitive environment including: our ability to continue to retain customers through an enhanced customer service experience, including through the deployment and operation of evolving wireless and wireline infrastructure; intense wireless competition, including the ability of industry competitors to successfully combine a mix of internet services and, in some cases, wireless services under one bundled and/or discounted monthly rate, along with their existing broadcast or satellite-based TV services; the success of new products, services and supporting systems, such as home automation security and Internet of Things (IoT) services for internet-connected devices; wireline voice and data competition, including continued intense rivalry across all services among wireless and wireline telecommunications companies, cable companies, other communications companies and over-the-top (OTT) services, which, among other things, places pressures on current and future mobile phone average billing per subscriber per month (ABPU), mobile phone average revenue per subscriber per month (ARPU), cost of acquisition, cost of retention and churn rate for all services, as do customer usage patterns, increased data bucket sizes or flat-rate pricing trends for voice and data, such as our Peace of Mind™ plans and comparable plans, inclusive rate plans for voice and data and availability of Wi-Fi networks for data; mergers and acquisitions of industry competitors; pressures on internet and TV ARPU and churn rate resulting from market conditions, government actions and customer usage patterns; residential voice and business network access line losses; subscriber additions and retention volumes, and associated costs for wireless, TV and internet services; our ability to obtain and offer content on a timely basis across multiple devices on wireless and TV platforms at a reasonable cost as content costs per unit continue to grow; vertical integration in the broadcasting industry resulting in competitors owning broadcast content services, and timely and effective enforcement of related regulatory safeguards; our ability to compete successfully in our TELUS International customer care and business services given our competitors’ brand recognition, consolidation and strategic alliances, as well as technology development; in our TELUS Health business, our ability to compete with other providers of electronic medical records and pharmacy management products, systems integrators and health service providers including those that own a vertically integrated mix of health services delivery, IT solutions, and related services, and global providers that could achieve expanded Canadian footprints; and our ability to successfully develop our smart data solutions business.

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•	Technological substitution including: reduced utilization and increased commoditization of traditional wireline voice services (local and long distance) resulting from impacts of OTT applications and wireless substitution; a declining overall market for paid TV services, including as a result of content piracy and signal theft, a rise in OTT direct-to-consumer video offerings and virtual multichannel video programming distribution platforms; the increasing number of households that have only wireless and/or internet-based telephone services; potential declines in mobile phone ABPU and ARPU as a result of, among other factors, substitution by messaging and OTT applications; substitution by increasingly available Wi-Fi services; and disruptive technologies, such as OTT IP services, including software-defined networks in the business market, that may displace or cause us to reprice our existing data services.

•	Challenges to our ability to deploy technology including: high subscriber demand for data that challenges wireless networks and spectrum capacity levels and may be accompanied by increases in delivery cost; our reliance on information technology and our ability to streamline our legacy systems; the roll-out and evolution of wireless broadband technologies and systems, including video distribution platforms and telecommunications network technologies (broadband initiatives, such as fibre to the premises (FTTP), wireless small-cell deployment, 5G wireless and availability of resources and our ability to build out adequate broadband capacity); our reliance on wireless network access agreements, which have facilitated our deployment of wireless technologies; our choice of suppliers and those suppliers’ ability to maintain and service their product lines, which could affect the success of upgrades to, and evolution of, technology that we offer; supplier limitations and concentration and market power for products such as network equipment, TELUS TV® and wireless handsets; our expected long-term need to acquire additional spectrum capacity through future spectrum auctions and from third parties to address increasing demand for data and our ability to utilize spectrum we acquire; deployment and operation of new wireline broadband network technologies at a reasonable cost and the availability and success of new products and services to be rolled out using such network technologies; network reliability and change management; and our deployment of self-learning tools and automation that may change the way we interact with customers.

•	Capital expenditure levels and potential outlays for spectrum licences in auctions or purchases from third parties, affect and are affected by: our broadband initiatives, including connecting more homes and businesses directly to fibre; our ongoing deployment of newer wireless technologies, including wireless small cells to improve coverage and capacity; investments in network resiliency and reliability; including to address changes in usage resulting from restrictions imposed in response to COVID-19; the allocation of resources to acquisitions and future wireless spectrum auctions held by Innovation, Science and Economic Development Canada (ISED), including the 3500 MHz spectrum auction expected to take place in 2021 and the millimetre wave spectrum auction targeted to take place in 2021, and the announcement of a formal consultation on the auctioning of 3800 MHz spectrum, expected to take place in 2023. Our capital expenditure levels could be impacted if we do not achieve our targeted operational and financial results or by changes to our regulatory environment.

•	Operational performance and business combination risks including: our reliance on legacy systems and ability to implement and support new products and services and business operations in a timely manner; our ability to manage the requirements of large enterprise deals; our ability to implement effective change management for system replacements and upgrades, process redesigns and business integrations (such as our ability to successfully integrate acquisitions, complete divestitures or establish partnerships in a timely manner and realize expected strategic benefits, including those following compliance with any regulatory orders); our ability to identify and manage new risks inherent in new service offerings that we may provide, including as a result of acquisitions, which could result in damage to our brand, our business in the relevant area or as a whole, and additional exposure to litigation or regulatory proceedings.

•	Data protection including risks that malfunctions or unlawful acts could result in unauthorized access to, change, loss, or distribution of data, which may compromise the privacy of individuals and could result in financial loss and harm to our reputation and brand.

•	Security threats including intentional damage or unauthorized access to our physical assets or our IT systems and networks, which could prevent us from providing reliable service or result in unauthorized access to our information or that of our customers.

•	Ability to successfully implement cost reduction initiatives and realize planned savings, net of restructuring and other costs, without losing customer service focus or negatively affecting business operations. Examples of these initiatives are: our operating efficiency and effectiveness program to drive improvements in financial results; business integrations; business product simplification; business process automation and outsourcing; offshoring and reorganizations; procurement initiatives; and real estate rationalization.

•	Foreign operations and our ability to successfully manage operations in foreign jurisdictions, including managing risks such as currency fluctuations.

•	Business continuity events including: our ability to maintain customer service and operate our network in the event of human error or human-caused threats, such as cyberattacks and equipment failures that could cause various degrees of network outages; supply chain disruptions, delays and economics, including as a result of government restrictions or trade actions; natural disaster threats; epidemics; pandemics (including the ongoing COVID-19 pandemic); political instability in certain international locations; information security and privacy breaches, including data loss or theft of data; and the completeness and effectiveness of business continuity and disaster recovery plans and responses.

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•	Human resource matters including: recruitment, retention and appropriate training in a highly competitive industry, the level of our employee engagement, and the health of our team.

•	Financing and debt requirements including: our ability to carry out financing activities, refinance our maturing debt and/or maintain investment grade credit ratings in the range of BBB+ or the equivalent. Our business plans and growth could be negatively affected if existing financing is not sufficient to cover our funding requirements.

•	Lower than planned free cash flow could constrain our ability to invest in operations, reduce leverage or return capital to shareholders, and could affect our ability to sustain our dividend growth program through 2022. This program may be affected by factors such as the competitive environment, economic performance in Canada, our earnings and free cash flow, our levels of capital expenditures and spectrum licence purchases, acquisitions, the management of our capital structure, regulatory decisions and developments, and business continuity events. Quarterly dividend decisions are subject to assessment and determination by our Board of Directors based on our financial position and outlook. Shares may be purchased under our normal course issuer bid (NCIB) when and if we consider it opportunistic, based on our financial position and outlook, and the market price of TELUS Common Shares. There can be no assurance that our dividend growth program or any NCIB will be maintained, not changed and/or completed.

•	Taxation matters including: interpretation of complex domestic and foreign tax laws by the relevant tax authorities that may differ from our interpretations; the timing and character of income and deductions, such as tax depreciation and operating expenses; tax credits or other attributes; changes in tax laws, including tax rates; tax expenses being materially different than anticipated, including the taxability of income and deductibility of tax attributes; elimination of income tax deferrals through the use of different tax year-ends for operating partnerships and corporate partners; and changes to the interpretation of tax laws, including those resulting from changes to applicable accounting standards or the adoption of more aggressive auditing practices by tax authorities, tax reassessments or adverse court decisions impacting the tax payable by us.

•	Litigation and legal matters including: our ability to successfully respond to investigations and regulatory proceedings; our ability to defend against existing and potential claims and lawsuits (including intellectual property infringement claims and class actions based on consumer claims, data, privacy or security breaches and secondary market liability), or to negotiate and execute upon indemnity rights or other protections in respect of such claims and lawsuits; and the complexity of legal compliance in domestic and foreign jurisdictions, including compliance with competition, anti-bribery and foreign corrupt practices laws.

•	Health, safety and the environment including: lost employee work time resulting from illness or injury, public concerns related to radio frequency emissions, environmental issues affecting our business, including climate change, waste and waste recycling, risks relating to fuel systems on our properties, changing government and public expectations regarding environmental matters and our responses; and challenges associated with the COVID-19 pandemic and our response to it, which may add to or accentuate these factors.

•	Economic growth and fluctuations including: the state of the economy in Canada, which may be influenced by economic and other developments outside of Canada, including potential outcomes of yet unknown policies and actions of foreign governments and the ongoing COVID-19 pandemic as well as public and private sector responses to the pandemic; expectations of future interest rates; inflation; unemployment levels; effects of fluctuating oil prices; effects of low business spending (such as reducing investments and cost structure); pension investment returns, funding and solvency discount rates; fluctuations in foreign exchange rates of the currencies in the regions in which we operate; the impact of tariffs on trade between Canada and the U.S., and global implications of the trade dynamic between major world economies.

These risks are described in additional detail in Section 9 General trends, outlook and assumptions, and regulatory developments and proceedings and Section 10 Risks and risk management in our 2019 annual MD&A. Those descriptions are incorporated by reference in this cautionary statement but are not intended to be a complete list of the risks that could affect the Company.

Many of these factors are beyond our control or our current expectations or knowledge. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also have a material adverse effect on our financial position, financial performance, cash flows, business or reputation. Except as otherwise indicated in this document, the forward-looking statements made herein do not reflect the potential impact of any non-recurring or special items or any mergers, acquisitions, dispositions or other business combinations or transactions that may be announced or that may occur after the date of this document.

Readers are cautioned not to place undue reliance on forward-looking statements. Forward-looking statements in this document describe our expectations, and are based on our assumptions, as at the date of this document and are subject to change after this date. Except as required by law, we disclaim any intention or obligation to update or revise any forward-looking statements.

This cautionary statement qualifies all of the forward-looking statements in this MD&A.

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Management’s discussion and analysis (MD&A)

November 6, 2020

Contents

Section		Description
1.	Introduction	1.1 Preparation of the MD&A 1.2 The environment in which we operate 1.3 Consolidated highlights
2.	Core business and strategy
3.	Corporate priorities for 2020
4.	Capabilities	4.1 Principal markets addressed and competition 4.2 Operational resources 4.3 Liquidity and capital resources 4.4 Changes in internal control over financial reporting
5.	Discussion of operations	5.1 General 5.2 Summary of consolidated quarterly results and trends 5.3 Consolidated operations 5.4 Wireless segment 5.5 Wireline segment
6.	Changes in financial position
7.	Liquidity and capital resources	7.1 Overview
7.2 Cash provided by operating activities
7.3 Cash used by investing activities
7.4 Cash provided (used) by financing activities
7.5 Liquidity and capital resource measures
7.6 Credit facilities
7.7 Sale of trade receivables
7.8 Credit ratings
7.9 Financial instruments, commitments and contingent liabilities
7.10 Outstanding share information
7.11 Transactions between related parties
8.	Accounting matters	8.1 Critical accounting estimates and judgments 8.2 Accounting policy developments
9.	Update to general trends, outlook and assumptions, and regulatory developments and proceedings	9.1 Communications industry regulatory developments and proceedings
10.	Risks and risk management
11.	Definitions and reconciliations	11.1 Non-GAAP and other financial measures 11.2 Operating indicators

Copyright © 2020 TELUS Corporation. All rights reserved. Certain products and services named in this report are trademarks. The symbols TM and ® indicate those owned by TELUS Corporation or its subsidiaries. All other trademarks are the property of their respective owners.

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1.	Introduction

The forward-looking statements in this section, including, for example, statements relating to the expected impact of the COVID-19 pandemic on our operations and financial condition, on demand for our products and services, and on our assets, are qualified by the Caution regarding forward-looking statements at the beginning of this Management’s discussion and analysis (MD&A).

1.1 Preparation of the MD&A

The following sections are a discussion of our consolidated financial position and financial performance for the three-month and nine-month periods ended September 30, 2020, and should be read together with our September 30, 2020, condensed interim consolidated statements of income and other comprehensive income, statements of financial position, statements of changes in owners’ equity and statements of cash flows, and the related notes (collectively referred to as the interim consolidated financial statements). The generally accepted accounting principles (GAAP) that we use are International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and Canadian GAAP. In this MD&A, the term IFRS refers to these standards. In our discussion, we also use certain non-GAAP financial measures to evaluate our performance, monitor compliance with debt covenants and manage our capital structure. These measures are defined, qualified and reconciled with their nearest GAAP measures in Section 11.1. All currency amounts are in Canadian dollars, unless otherwise specified.

Additional information relating to the Company, including our annual information form and other filings with securities commissions or similar regulatory authorities in Canada, is available on SEDAR (sedar.com). Our filings with the Securities and Exchange Commission in the United States, including our Form 40-F filing, are available on EDGAR (sec.gov).

Our disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported to senior management on a timely basis, so that appropriate decisions can be made regarding public disclosure. This MD&A and the interim consolidated financial statements were reviewed by our Audit Committee and authorized by our Board of Directors (Board) for issuance on November 6, 2020.

In this MD&A, unless otherwise indicated, results for the third quarter of 2020 (three-month period ended September 30, 2020) and the nine-month period ended September 30, 2020 are compared with results for the third quarter of 2019 (three-month period ended September 30, 2019) and the nine-month period ended September 30, 2019.

On February 13, 2020, we announced a subdivision of our Common Shares on a two-for-one basis. On March 17, 2020, TELUS shareholders received one additional share for each share owned on the record date of March 13, 2020. All information pertaining to shares and per-share amounts in this MD&A for periods before March 17, 2020, reflects retrospective treatment of the share split.

1.2 The environment in which we operate

The success of our business and the challenges we face can best be understood with reference to the environment in which we operate, including broader economic factors that affect our customers and us, and the competitive nature of our operations.

COVID-19

Approximately eight months after the first reported case of COVID-19 in Canada, on September 23, 2020, the Prime Minister declared that a second wave of COVID-19 was already underway in most of Canada. Some communities have levels of COVID-19 similar to, or higher than, levels in April and May, when COVID-19 was formally characterized as a pandemic and restrictions were first imposed. Since the beginning of the pandemic, we have focused relentlessly on keeping Canadians connected and on the health, safety and well-being of our team members, our customers and our communities. Our Executive Team continues to be guided by advice from our Emergency Management Operating Committee (EMOC) and the TELUS Medical Advisory Council (MAC).

Impacts to our financial condition and results of operations

Throughout the COVID-19 pandemic, we have continued to see unprecedented volumes of traffic on our network, including an increase in wireless voice calls, short message service (SMS) traffic, multimedia message service (MMS) traffic, home internet usage, voice network traffic, and usage of 1-800 phone numbers and teleconference bridges, compared to the same periods last year. Workers are continuing with their telecommuting arrangements while some students have begun the new school year with online learning as part of their education plans. Despite the increased traffic volumes, we are keeping our customers connected and providing them with a reliable, fast and consistent experience on our leading wireless and wireline broadband network, in both urban and rural communities across the country.

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The pandemic has impacted our operations and financial condition and we expect this to continue into the fourth quarter of 2020 and into 2021. Both revenue and earnings before interest, income taxes, depreciation and amortization (EBITDA), in addition to certain operational metrics, have been negatively impacted, which is expected to continue in the near term. We continue to take steps to mitigate the negative effects of the pandemic, including on cash flow. We have experienced decreases in wireless roaming revenues with the closure of borders and corresponding decline in customer travel. We expect declines in roaming revenue to persist throughout the health crisis as the closure of borders, including those of Canada and the U.S., and decreases in customer travel continue. With respect to small and medium-sized business (SMB), we expect lower contribution from our business customers as we anticipate that many SMB enterprises will be forced to close and/or reduce the scope of their operations. In our health business, we have seen a financial improvement as our health clinics have re-opened, but due to restrictions in place to protect patients during the pandemic, the clinics are still unable to offer their full suite of core services. Our TELUS International (Cda) Inc. (TI) business was also financially impacted by temporary operating restrictions of certain centres; TI’s ability to quickly enable team members to work and support customers from home and in other modified work locations has helped to mostly mitigate these impacts.

Operational challenges

The federal government has categorized all telecommunications providers, including TELUS, as essential services for purposes of the COVID-19 pandemic. In addition, emergency measures taken by most provincial and territorial governments also recognize telecommunications providers as essential service providers that must continue operations. We anticipate this recognition will continue for the duration of the health emergency. As a result, we should be permitted to continue operations during these times.

Health and safety of our customers and team members

The health and safety of our employees and our customers is our top priority. For the past decade, our Work Styles® program has provided employees with flexible work options, both in and out of the office, to support the balance between work and personal life. As a result, when the COVID-19 pandemic struck, we were well prepared, with a substantial portion of our domestic team already equipped to work from home. With the vast majority of team members continuing to work productively from home, we announced that this remote working arrangement will now be in place until the end of June 2021 at a minimum as we felt it was important to provide team members with clarity, so they can manage the logistics and responsibilities of their professional and personal lives.

In our second quarter 2020 MD&A, we reported that a limited number of team members were invited back to our buildings. These are employees who we have determined require access to one of our buildings to be fully productive, such as employees requiring access to specialized equipment. We have taken proactive steps to ensure those working in our buildings and in the field are protected, including enhanced safety measures to ensure physical distancing, daily health self-assessments, thermal screening, and reminders about the importance of personal protective equipment.

In March 2020, we rolled out our virtual technician model, enabling technicians to perform their work without entering a customer’s premises. The technician provisions the equipment, sanitizes it, leaves it at the customer’s door and then guides the customer through the installation process via smartphone video call. This model has been successful and continues to be our preferred method of serving customers. We also offer self-install and professional install options to keep customers connected, the latter being performed upon agreement from both the customer and technician, with technicians wearing the appropriate personal protective equipment to perform complex installations and repairs that could not be done virtually.

We recognize the mental health challenges the pandemic has generated. We continue to maintain our online COVID-19 hub, which is a virtual gathering place for team members to learn, connect, work and be well together. Additionally, we share information with team members through our internal blog and frequently asked questions on our intranet. Team members also receive regular communications from our Chief Neuroscience Officer (CNO) on topics related to mental well-being, and are invited to attend virtual town halls with our CNO to ask questions related to mental and physical health. Starting in October, leaders are taking part in a new Leading a mentally healthy workplace training program to help support the well-being and mental health of our team members.

For TI, over 90% of our team members are continuing to support customers from home and in other modified work locations. While some delivery centres have begun to welcome back more team members, TI is planning for the majority of its team to make a gradual return to its centres provided it has been deemed safe to do so by local government and health authorities, in addition to guidance from the TELUS MAC and its own best practices.

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Internal control over financial reporting

Employees responsible for financial reporting systems, internal controls over financial reporting, and disclosure controls and procedures were equipped to work from home with the Work Styles program prior to the COVID-19 pandemic, and as such, we do not expect any substantive changes to these controls and procedures.

Impacts to demand for our products and services

As previously described, our network traffic has significantly increased since the start of the pandemic through the third quarter of 2020 and the increased volumes of traffic are expected to continue into the fourth quarter of 2020 and possibly beyond.

Late in the second quarter of 2020, we commenced re-opening our conventional retail stores that were previously closed as a result of the COVID-19 pandemic and by July 31, 2020, a majority had been re-opened. As of the end of the third quarter of 2020, almost all stores are now open. While the health emergency has had a negative impact on customer loading and overall store traffic, our wireless gross additions have been resilient and only marginally lower over prior year periods as we successfully leveraged our digital assets to support customer growth and retention activities. Coinciding with wireless industry retail stores having re-opened by the end of the third quarter of 2020, the typical third quarter seasonal promotional intensity was exacerbated by pent-up demand coming out of retail closures and lockdowns from the second quarter of 2020. This has led to industry churn starting to return to pre-pandemic levels. Despite these pressures, our third quarter of 2020 mobile phone net additions were flat year-over-year with lower churn and lower gross additions, while connected device net additions increased year-over-year (see Section 5.4 Wireless segment for additional details.)

The pandemic had the potential to negatively impact demand for wireline products as less student activity could have resulted in less internet activations compared to previous years’ third quarters. Additionally, with fewer traditional wireline installations being performed, there was a prospect for lower corresponding TV net additions and security net additions. Notwithstanding these challenges, our third quarter of 2020 wireline subscriber connection net additions increased year-over-year and we continue to evolve our operations and support our customers virtually (see Section 5.5 Wireline segment for additional details.)

We continued to attract and retain high-quality subscribers, including through our TELUS Peace of Mind offerings, and create value for our customers by leading with our strengths: our leading network, superior customer service and product offerings, flexibility and simplification including through digital capabilities, as well as effective bundling. We experienced increased utilization of our digital assets in both our wireless and wireline segments, including telus.com and the My TELUS mobile app – for example, to support the purchase of new devices, the addition of new services, migrations to electronic billing and facilitating payments – making transactions easier for customers.

In our health business, increased demand for virtual care solutions carried into the third quarter of 2020. With the introduction of virtual fee codes by every provincial government to enable remote patient care during the pandemic, TELUS Health launched its pre-built video visit functionality integrated with TELUS electronic medical records (EMR). As of September 30, 2020, this feature enabled more than 28,000 Canadian clinicians on a core TELUS EMR solution with the option to conduct virtual visits with their patients. We are seeing continued demand for our one-on-one virtual health solutions, with accelerated adoption of both Akira by TELUS Health by publicly funded and business customers as well as increased demand for Babylon by TELUS Health. We are also seeing increased demand for Home Health Monitoring (HHM) solutions with certain provinces, as well as increased demand for our LivingWell Companion™ by TELUS Health, enabling Canadians to access 24/7 emergency support. In addition, our seven Medisys Health Group clinics and our four Copeman Healthcare centres re-opened in July for in-clinic services while maintaining virtual consultation offerings to clients, although they were re-opened with restricted capacity to protect patients during the health emergency. Virtual consultations were launched as part of a COVID-19 business impact assessment strategy and as a result of their successful client adoption, virtual consultations will be maintained in a post-pandemic environment.

For our TI customer care and business services, operations have been impacted by government announcements that resulted in the temporary closure of certain centres. Despite these closures, our TI teams managed to enable more than 90% of our team members to provide remote support from home and in other modified work locations. While some team members have begun to return to those of TI’s delivery centres deemed safe, the majority of TI team members continue to work from home in an effective manner. Certain TI clients continue to experience challenges, in particular those clients in travel and hospitality-related businesses, however, the decline in business from these clients was offset by increases in business from clients in the games, media and ecommerce food delivery industries.

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In the third quarter of 2020, cash receipts from customers have been steadily recovering from earlier declines experienced in the second quarter of 2020. We believe government assistance programs designed to support individuals and businesses, as well as the resumption of collections activities, were key contributing factors to the improvement in cash receipts in the third quarter.

Impacts to our capital and financial resources, overall liquidity position and outlook

We have a strong liquidity position with a robust outlook and are not relying on COVID-19-related supplier finance programs to manage our cash flow. Our access to capital has not been materially impacted by the COVID-19 pandemic as evidenced by our long-term debt issuance described in Section 1.3. Our credit facilities have not changed and are not reasonably likely to change due to the pandemic. We had liquidity of over $2.8 billion at September 30, 2020, composed of cash and temporary investments of $621 million, a TELUS Corporation credit facility of $1.8 billion inclusive of commercial paper backstop and our trade receivables securitization program of $400 million. Also at September 30, 2020, we could offer $2.0 billion of debt or equity securities pursuant to a shelf prospectus that is in effect until June 2022. Following the June 2021 maturity of our TELUS Communications Inc. 10.65% debentures, Series 3 totalling $175 million, our next TELUS Corporation notes mature in March 2022.

Funding sources, covenants, debt and other obligations

COVID-19 related impacts have not affected our ability to access traditional funding sources as were available to us in recent periods. As described in Section 1.3, on October 5, 2020, we issued $500 million of Series CAD notes at 2.05%. At the time of announcing the debt issuance, this offering represented the lowest coupon on record in the Canadian market for a BBB 10-year corporate issuance.

We have not provided additional collateral, guarantees or equity to obtain funding nor have we had material changes to our cost of capital due to the COVID-19 pandemic. As described in Section 7.8, there have been no changes to our credit ratings during the health crisis.

There is no material uncertainty about our ongoing ability to meet the covenants of our TELUS Corporation credit agreements. Our TI subsidiary continues to forecast being in compliance with its leverage ratio under its credit facility and will take appropriate mitigating actions if necessary.

At September 30, 2020, our fixed-rate debt as a proportion of total indebtedness (excluding lease liabilities and other long-term debt) was 94%, the average term to maturity of our long-term debt (excluding commercial paper, the revolving component of the TI credit facility, lease liabilities and other long-term debt) was approximately 12.7 years, and the weighted average cost of our long-term debt (excluding commercial paper, the revolving component of the TI credit facility, lease liabilities and other long-term debt) was 3.85% (see section 7.5 Liquidity and capital resource measures).

We have been able to service our debt and other obligations on a regular basis without material changes compared to pre-COVID-19 levels. We have taken advantage of some payment deferrals that several government jurisdictions have provided. For example, corporate income tax instalments, property tax payments of certain jurisdictions and spectrum licence remittances were deferred until September 2020. However, we did not experience any liquidity challenges once those accommodations ended.

COVID-19 effect on assets

Due to the widespread, pre-COVID-19 adoption of our Work Styles program, our finance operations have not been consequentially impacted by the pandemic. We expect to experience delays in collection of accounts receivable as the health emergency has created financial hardships for many of our customers. Throughout the first nine months of 2020, we have experienced an increase in bad debt expense compared to pre-pandemic periods, as we have provided for the financial and operational impacts of these considerations and concessions to our customers. We will continue to work with our customers who require hardship assistance in addition to government programs that are intended to support those financially impacted. We do not expect significant changes in judgments in determining the fair value of assets.

Material impairments

The carrying values of intangible assets with indefinite lives and goodwill are periodically tested for impairment and our accounting policy is that we, at a minimum, perform this test annually in December. When we perform the test, the recoverable amounts of the cash-generating units’ assets are determined based on a fair value less costs of disposal calculation. As of the date of this MD&A, the COVID-19 pandemic has not presented any indicators of impairment, so, as a result, we have not tested and compared the carrying values of our cash-generating units with their recoverable amounts subsequent to the December 2019 test.

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Business continuity plans

For many years, we have had, and continue to have, business continuity plans in place, including an established EMOC, that includes representatives of all of our business units. The EMOC had been monitoring COVID-19 prior to it being characterized as a pandemic. As COVID-19 progressed, in early March 2020, the EMOC was activated to a heightened state of readiness. The EMOC continues to meet regularly and leverages the expertise of the TELUS MAC, which is composed of five doctors including an infectious disease physician. We do not foresee requiring material expenditures to implement our business continuity plans relating to the health crisis and do not face any material resource constraints in implementing our plans.

Supply chain and methods of distribution

We continue to leverage our digital capabilities as a key sales channel. Given the continuing challenges that our suppliers may have in sourcing their own materials, and their historic disposition to launch next-generation devices at certain times of the year, there may be delays to the launches of their latest devices causing a ripple effect with associated equipment revenues.

We do not expect the anticipated impact of the pandemic to materially change the relationship between our costs and revenues.

Capital expenditures and other capital resources

Keeping Canadians connected during the pandemic is of utmost importance to our team. Some planned capital expenditure activity has been deferred in response to customer requests and/or our inability to access work sites. However, we have redirected other capital expenditures to ensure our networks continue to operate at leading levels and to facilitate millions of Canadians now working and learning from home and the resultant increased demand for services such as online activity, video streaming, 1-800 phone numbers and teleconference bridges. Other capital expenditures that have been expedited to take advantage of equipment and deployment cost opportunities include network upgrades and expanding our next-generation 5G network.

We have in place a normal course issuer bid that concludes on January 1, 2021. We will purchase Common Shares only when and if we consider it opportunistic to do so. We have not reduced or suspended dividend payments and our Board elected to declare the fourth quarter dividend for 2020, described in greater detail in Section 4.3 under Report on financing and capital structure management plans. We have not ceased any material business operations nor reduced our human capital resource expenditures beyond normal operational efficiency programs.

Travel restrictions and border closure impacts

Thanks to the effectiveness of our technology in bridging geographic divides, travel restrictions and border closures are not expected to have a material impact on our ability to operate or achieve business goals.

1.3 Consolidated highlights

Mobile Klinik acquisition

On July 1, 2020, we acquired 100% of Mobile Klinik, a storefront wireless device repair and sales business complementary to our existing wireless lines of business. Consideration includes contingent consideration of $34 million, payment of which is dependent upon achieving revenue, profitability, store expansion and wireless subscriber addition targets through 2023. The investment was made with a view to growing our wireless business.

AFS Technologies Inc.

On August 19, 2020, we acquired 100% of AFS Technologies Inc. (AFS), a business complementary to our existing technology-related lines of business providing trade promotion and supply chain software solutions to consumer packaged goods companies, food distributors and food manufacturers. The investment was made with a view to growing our existing smart data solutions business.

Long-term debt issue

On September 29, 2020, we announced an offering of $500 million of senior unsecured 2.05% Notes, Series CAD, which were issued on October 5, 2020 and will mature on October 7, 2030. The net proceeds from this offering were used for general corporate purposes, including investing in our broadband network and other capital investment consistent with our growth strategy, and repayment of commercial paper. This offering was our second lowest coupon ever, and at the time of announcement, represented the lowest coupon on record in the Canadian market for a BBB 10-year corporate issuance.

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Lionbridge AI

On November 6, 2020, we announced that we had entered into an agreement to acquire 100% of Lionbridge AI, an artificial intelligence-enablement business complementary to our existing TELUS International business, for approximately $1.2 billion (US$935 million), subject to customary closing conditions including regulatory approval.

Consolidated highlights

($ millions, except footnotes and unless	Third quarters ended September 30				Nine-month periods ended September 30
noted otherwise)	2020	2019	Change		2020	2019	Change
Consolidated statements of income
Operating revenues	3,981	3,697	7.7%		11,403	10,800	5.6%
Operating income	617	785	(21.4)%		1,935	2,287	(15.4)%
Income before income taxes	430	584	(26.4)%		1,354	1,729	(21.7)%
Net income	321	440	(27.0)%		989	1,397	(29.2)%
Net income attributable to Common Shares	307	433	(29.1)%		947	1,378	(31.3)%
Adjusted Net income[1]	356	458	(22.3)%		1,072	1,327	(19.2)%

Earnings per share (EPS) ($)
Basic EPS	0.24	0.36	(33.3)%		0.75	1.15	(34.8)%
Adjusted basic EPS[1]	0.28	0.39	(28.2)%		0.84	1.11	(24.3)%
Diluted EPS	0.24	0.36	(33.3)%		0.74	1.15	(35.7)%
Dividends declared per Common Share ($)	0.29125	0.28125	3.6%		0.87375	0.83500	4.6%
Basic weighted-average Common Shares outstanding (millions)	1,284	1,204	6.6%		1,270	1,202	5.7%
Consolidated statements of cash flows
Cash provided by operating activities	902	1,148	(21.4)%		3,541	3,098	14.3%
Cash used by investing activities	(1,176)	(871)	35.0%		(3,958)	(3,433)	15.3%
Acquisitions	(549)	(160)	n/m		(1,760)	(348)	n/m
Capital expenditures[2]	(741)	(748)	(0.9)%		(2,162)	(2,164)	(0.1)%
Cash provided (used) by financing activities	(76)	(124)	(38.7)%		503	291	72.9%
Other highlights
Subscriber connections[3] (thousands)					15,719	14,500	8.4%
EBITDA[1]	1,390	1,434	(3.1)%		4,158	4,186	(0.7)%
Restructuring and other costs[1]	58	29	100.0%		188	94	100.0%
Adjusted EBITDA[1,4]	1,456	1,463	(0.6)%		4,292	4,280	0.3%
Adjusted EBITDA margin[1] (%)	36.5	39.6	(3.1	)pts.	37.8	39.6	(1.8	)pts.
Free cash flow[1]	161	320	(49.7)%		1,217	797	52.7%
Net debt to EBITDA – excluding restructuring and other costs[1] (times)					3.21	3.05	0.16

Notations used in MD&A: n/m – not meaningful; pts. – percentage points.

1   These are non-GAAP and other financial measures. See Section 11.1 Non-GAAP and other financial measures.

2   Capital expenditures include assets purchased, excluding right-of-use lease assets, but not yet paid for, and consequently differ from Cash payments for capital assets, excluding spectrum licences, as reported in the interim consolidated financial statements. Refer to Note 31 of the interim consolidated financial statements for further information.

3    The sum of active mobile phone subscribers, mobile connected device subscribers, internet subscribers, residential voice subscribers, TV subscribers and security subscribers, measured at the end of the respective periods based on information in billing and other source systems. December 31, 2019 security subscriber connections have been increased to include approximately 490,000 subscribers related to our acquisition of ADT Security Services Canada, Inc. (ADT Canada) (acquired on November 5, 2019). During the third quarter of 2020, we adjusted cumulative subscriber connections to add approximately 31,000 security subscribers as a result of a business acquisition.

4   Adjusted EBITDA excludes restructuring and other costs (see Section 11.1 for restructuring and other costs amounts), lease-up period and other equity losses related to real estate joint ventures, as well as retirement of a provision arising from business acquisition-related written put options within TI.

Operating highlights

•	Consolidated operating revenues increased by $284 million in the third quarter of 2020 and $603 million in the first nine months of 2020:

Service revenues increased by $235 million in the third quarter of 2020 and $624 million in the first nine months of 2020, due to growth in wireline data services revenue from business acquisitions, expanded services and subscriber base growth. This growth was partly offset by the impacts of the COVID-19 pandemic in both the wireless and wireline segments, and the ongoing declines in wireline legacy voice and legacy data service revenues.

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Equipment revenues increased by $39 million in the third quarter of 2020, primarily due to higher-value wireless devices in the sales mix. Equipment revenues decreased by $107 million in the first nine months of 2020, reflecting significantly lower wireless contracted volumes related to COVID-19 pandemic impacts, including the temporary closure of approximately 90% of our conventional retail stores primarily during the full second quarter of 2020, in addition to device financing programs.

Other operating income increased by $10 million in the third quarter of 2020 mainly attributed to higher net gains from the sale of certain assets, partly offset by lease-up period and other equity losses related to real estate joint ventures. Other operating income increased by $86 million in the first nine months of 2020, primarily due to a decrease and subsequent retirement of a provision arising from business acquisition-related written put options within TI, in addition to the other items noted above impacting the third quarter of 2020.

For additional details on operating revenues, see Section 5.4 Wireless segment and Section 5.5 Wireline segment.

•	During the 12-month period ending on September 30, 2020, our total subscriber connections increased by 1,219,000. This reflects an increase of 2.3% in mobile phone subscribers, 20.3% in mobile connected device subscribers, 7.2% in internet subscribers, 4.4% in TV subscribers and 581,000 in security subscribers, including the acquired 490,000 ADT Canada customers, partly offset by a decline of 3.5% in residential voice subscribers.

Our mobile phone net additions were 111,000 in the third quarter of 2020 and 193,000 in the first nine months of 2020, flat compared to the third quarter of 2019 and down 11,000 in the first nine months of 2020. The decrease in net additions in the first nine months of 2020 was driven by the temporary closure of approximately 90% of our conventional retail stores and fewer customer additions attributed to restricted travel, partly offset by our customers first initiatives, including the enhanced use of our digital footprint and our leading network quality. The decline in customer additions for the nine-month period was partly offset by lower mobile phone churn. Our mobile phone churn rate was 0.99% in the third quarter of 2020 and 0.91% in the first nine months of 2020, down from 1.09% in the third quarter of 2019 and 1.04% in the first nine months of 2019, reflecting changing customer behaviour due to travel restrictions in addition to reduced switching activity between carriers due to the COVID-19 pandemic, partially attributed to the temporary closure of certain sales channels referenced above. Mobile connected device net additions were 87,000 in the third quarter of 2020, up 5,000 for the quarter due to increased Internet of Things (IoT) demand. Mobile connected device net additions were 169,000 in the first nine months of 2020, down 34,000 in the first nine months of 2020, primarily due to lower IoT gross additions from a reduction in business customer activity, largely in the second quarter of 2020, as these customers delayed purchasing decisions during the pandemic. (See Section 5.4 Wireless segment for additional details.)

Internet net additions were 50,000 in the third quarter of 2020 and 113,000 in the first nine months of 2020, up 18,000 and 34,000, respectively, from the same periods in 2019, due to continued net new demand for our leading TELUS PureFibre® services from consumers and businesses as we keep our customers connected as well as lower customer churn. TV net additions were 19,000 in the third quarter of 2020 and 35,000 in the first nine months of 2020, flat compared to the third quarter of 2019 and down 17,000 in the first nine months of 2020, mainly due to lower gross additions as a result of the COVID-19 pandemic and the changing landscape of increased streaming services, partly offset by lower churn. Security net additions were 18,000 in the third quarter of 2020 and 45,000 in the first nine months of 2020, up 4,000 and 14,000, respectively, from the same periods in 2019, reflecting strong organic growth as we keep our customers connected and protected. Our continued focus on expanding our addressable high-speed internet and Optik TV® footprint, connecting more homes and businesses directly to fibre, diversifying our product offerings, and bundling these products and services together, as well as our ongoing focus on our customer service and reliability, contributed to combined internet, TV and security subscriber growth of 772,000 or 24.1% over the last 12 months (inclusive of 490,000 security customers acquired from ADT Canada). We had made TELUS PureFibre available to approximately 78% of our broadband footprint by September 30, 2020. (See Section 5.5 Wireline segment for additional details.)

•	Operating income decreased by $168 million in the third quarter of 2020 and $352 million in the first nine months of 2020. Excluding the effects of a gain on a retirement of a provision arising from business acquisition-related written put options within TI of $71 million, Operating income decreased by $423 million in the first nine months of 2020. These declines reflect multiple impacts from the COVID-19 pandemic, increased depreciation and amortization, declines in wireline legacy voice and legacy data services, higher non-labour-related restructuring and other costs, higher employee benefits expense including an increase in deferred vacation related to the pandemic in the third quarter of 2020, and lease-up period and other equity losses related to real estate joint ventures.

EBITDA, which includes restructuring and other costs and lease-up period and other equity losses related to real estate joint ventures, decreased by $44 million or 3.1% in the third quarter of 2020 and $28 million or 0.7% in the first nine months of 2020.

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Adjusted EBITDA, which excludes restructuring and other costs, lease-up period and other equity losses related to real estate joint ventures and a gain on a retirement of a provision arising from business acquisition-related written put options within TI, decreased by $7 million or 0.6% in the third quarter of 2020. This reflects multiple impacts from the COVID-19 pandemic, declines in wireline legacy voice and legacy data services and higher employee benefits and other costs including support for business acquisitions. This was partly offset by: growth in wireline data service margins resulting from business acquisitions, expanded services and subscriber base growth; an increased organic and inorganic contribution from TI; and enhanced cost efficiency programs.

Adjusted EBITDA increased by $12 million or 0.3% in the first nine months of 2020, reflecting: growth in wireline data service margins resulting from business acquisitions, expanded services and subscriber base growth; an increased organic and inorganic contribution from TI; and a decrease in a provision arising from business acquisition-related written put options within TI. This growth was partly offset by multiple impacts from the COVID-19 pandemic and by declines in wireline legacy voice and legacy data services, and higher employee benefits expense and other costs. (See Section 5.3 Consolidated operations for additional details.)

•	Income before income taxes decreased by $154 million in the third quarter of 2020 and $375 million in the first nine months of 2020 as a result of lower Operating income, as noted above, and increased Financing costs in the first nine months of 2020. The increase in Financing costs in the first nine months of 2020 resulted from higher average long-term debt outstanding, in part attributable to business acquisitions and the acquisition of spectrum licences. (See Financing costs in Section 5.3.)

•	Income tax expense decreased by $35 million in the third quarter of 2020 and increased by $33 million in the first nine months of 2020. The effective income tax rate increased from 24.7 to 25.4% in the third quarter of 2020 due to adjustments to prior periods. The effective income tax increased from 19.2 to 26.9% in the first nine months of 2020, predominantly attributed to the prior year revaluation of the deferred income tax liability for the multi-year reduction in the Alberta provincial corporate tax rate that was substantively enacted in the second quarter of 2019.

•	Net income attributable to Common Shares decreased by $126 million in the third quarter of 2020 and $431 million in the first nine months of 2020. These decreases resulted from the after-tax impacts of lower Operating income and higher Financing costs in the first nine months of 2020.

Adjusted Net income excludes the effects of restructuring and other costs, income tax-related adjustments, lease-up period and other equity losses related to real estate joint ventures, long-term debt prepayment premium and a gain on a retirement of a provision arising from business acquisition-related written put options within TI. Adjusted Net income decreased by $102 million or 22.3% in the third quarter of 2020 and $255 million or 19.2% in the first nine months of 2020.

Reconciliation of adjusted Net income

	Third quarters ended September 30			Nine-month periods ended September 30
($ millions)	2020	2019	Change	2020	2019	Change
Net income attributable to Common Shares	307	433	(126)	947	1,378	(431)
Add (deduct):
Restructuring and other costs, after income taxes	43	22	21	132	69	63
Income tax-related adjustments	(2)	(17)	15	(3)	(140)	137
Lease-up period and other equity losses related to real estate joint ventures	8	—	8	17	—	17
Long-term debt prepayment premium, after income taxes	—	20	(20)	14	20	(6)
Retirement of a provision arising from business acquisition-related written put options within TI, after income taxes	—	—	—	(35)	—	(35)
Adjusted Net income	356	458	(102)	1,072	1,327	(255)

•	Basic EPS decreased by $0.12 or 33.3% in the third quarter of 2020 and $0.40 or 34.8% in the first nine months of 2020 as a result of the after-tax impacts of lower Operating income and higher Financing costs in the first nine months of 2020 as well as the effect of a higher number of Common Shares outstanding.

Adjusted basic EPS excludes the effects of restructuring and other costs, income tax-related adjustments, lease-up period and other equity losses related to real estate joint ventures, long-term debt prepayment premium and a gain on a retirement of a provision arising from business acquisition-related written put options within TI. Adjusted basic EPS decreased by $0.11 or 28.2% in the third quarter of 2020 and $0.27 or 24.3% in the first nine months of 2020.

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Reconciliation of adjusted basic EPS

	Third quarters ended September 30			Nine-month periods ended September 30
($)	2020	2019	Change	2020	2019	Change
Basic EPS	0.24	0.36	(0.12)	0.75	1.15	(0.40)
Add (deduct):
Restructuring and other costs, after income taxes, per share	0.03	0.02	0.01	0.10	0.06	0.04
Income tax-related adjustments, per share	—	(0.01)	0.01	—	(0.12)	0.12
Lease-up period and other equity losses related to real estate joint ventures, per share	0.01	—	0.01	0.01	—	0.01
Long-term debt prepayment premium, after income taxes, per share	—	0.02	(0.02)	0.01	0.02	(0.01)
Retirement of a provision arising from business acquisition-related written put options within TI, after income taxes, per share	—	—	—	(0.03)	—	(0.03)
Adjusted basic EPS	0.28	0.39	(0.11)	0.84	1.11	(0.27)

•	Dividends declared per Common Share were $0.29125 in the third quarter of 2020 and $0.87375 in the first nine months of 2020, reflecting increases of 3.6% from the third quarter of 2019 and 4.6% from the first nine months of 2019. The Board elected to declare a fourth quarter dividend of $0.3112 per share on our issued and outstanding Common Shares, payable on January 4, 2021, to shareholders of record at the close of business on December 11, 2020. The fourth quarter dividend increased by $0.01995 per share or 6.8% from the $0.29125 per share dividend declared one year earlier.

Liquidity and capital resource highlights

•	Net debt to EBITDA – excluding restructuring and other costs ratio was 3.21 times at September 30, 2020, up from 3.05 times at September 30, 2019, as the increase in net debt, partly attributed to business acquisitions and the acquisition of spectrum licences, exceeded the effect of the increase in EBITDA – excluding restructuring and other costs as the COVID-19 pandemic impacts reduced EBITDA. As at September 30, 2020, business acquisitions over the last 12 months increased the ratio by approximately 0.39 and the acquisition of spectrum licences increased the ratio by approximately 0.20. (See Section 4.3 Liquidity and capital resources and Section 7.5 Liquidity and capital resource measures.)

•	Cash provided by operating activities decreased by $246 million in the third quarter of 2020, reflecting increased income tax payments as income tax instalment payments were deferred into the third quarter of 2020 as permitted by several government jurisdictions as part of their pandemic responses, in addition to other operating working capital changes. Cash provided by operating activities increased by $443 million in the first nine months of 2020, largely attributable to decreased income tax payments, which mainly reflected a higher final income tax payment of $270 million in the first nine months of 2019 for the 2018 income tax year and which did not recur in 2020, as well as other operating working capital changes and lower restructuring and other costs disbursements, net of expense. (See Section 7.2 Cash provided by operating activities.)

•	Cash used by investing activities increased by $305 million in the third quarter of 2020 and $525 million in the first nine months of 2020, primarily attributed to increased acquisitions. In the first nine months of 2020, the increase in Cash used by investing activities was partially offset by the $931 million cash payments for the 600 MHz spectrum auction in the second quarter of 2019. Acquisitions increased by $389 million in the third quarter of 2020 and $1,412 million in the first nine months of 2020, as we made larger cash payments for business acquisitions, including Mobile Klinik and AFS in the third quarter of 2020 and our Competence Call Center acquisition on January 31, 2020. Capital expenditures decreased by $7 million in the third quarter of 2020 and $2 million in the first nine months of 2020 due to the timing of our fibre build activities and efficiencies in our 4G network expenditures. We had made TELUS PureFibre available to approximately 78% of our broadband footprint by September 30, 2020. (See Section 7.3 Cash used by investing activities.)

•	Cash used by financing activities decreased by $48 million in the third quarter of 2020, primarily reflecting lower cash payments for dividends. Cash provided by financing activities increased by $212 million in the first nine months of 2020, resulting from our February 26, 2020 equity issue, lower cash payments for dividends and shares of a subsidiary issued to non-controlling interests, partly offset by increased redemptions of long-term debt, net of issuances (See Section 7.4 Cash provided (used) by financing activities.)

•	Free cash flow decreased by $159 million in the third quarter of 2020, largely from increased income tax payments as income tax instalment payments were deferred into the third quarter of 2020 as permitted by several government jurisdictions as part of their pandemic responses, in addition to lower EBITDA attributed to pandemic impacts. Free cash flow increased by $420 million in the first nine months of 2020, resulting primarily from: decreased income tax payments as there was a higher final income tax payment of $270 million in the first quarter of 2019 for the 2018 income tax year; the timing related to device subsidy repayments and associated revenue recognition and our TELUS Easy Payment® device financing program; and lower restructuring and other costs disbursements. Our definition of free cash flow, for which there is no industry alignment, is unaffected by accounting changes that do not impact cash, such as IFRS 15 and IFRS 16. (See calculation in Section 11.1 Non-GAAP and other financial measures.)

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2.	Core business and strategy

Our core business and our strategic imperatives were described in our 2019 annual MD&A.

3.	Corporate priorities for 2020

Our annual corporate priorities are used to advance our long-term strategic imperatives and address near-term opportunities and challenges. However, these priorities have been affected by the COVID-19 pandemic and we have focused on keeping Canadians connected and on the safety and well-being of our team members, our customers and our communities (see Section 1.2 for further discussion on COVID-19 pandemic impacts.) The following table provides a discussion of activities and initiatives that relate to our 2020 corporate priorities.

Honouring our customers, communities and social purpose by our team delivering on our brand promise

•	During the quarter, we announced that Optik TV customers in B.C. and Alberta with four or more theme packs now have the flexibility to choose Amazon Prime as a benefit in their Optik TV package, courtesy of TELUS.

•	In response to the COVID-19 pandemic, during the quarter, we announced the decision to continue with current remote working arrangements, with the vast majority of team members continuing to utilize Work Styles productively from home until the end of June 2021 at a minimum.

•	Throughout the third quarter of 2020, we continued to leverage our Connecting for Good™ programs to support vulnerable Canadians through the global pandemic and also expanded program eligibility to support those who need it most.

•	We expanded our Internet for Good™ program to include people living with disabilities who receive financial disability assistance from the provincial governments in B.C., Alberta and Quebec.

•	We launched enhanced processes to provide students in kindergarten to grade 12 in need in B.C. and Alberta with expedited access to our Internet for Good program, allowing them to learn from the safety of their home during the pandemic.

•	We supported close to 1,000 new households through our Internet for Good program in the third quarter, resulting in over 68,000 cumulative low-income family members and people with disabilities now having access to low-cost, high-speed internet.

•	In partnership with the Children's Aid Foundation of Canada, we expanded our Mobility for Good™ program, now available nationally to youth aging out of foster care.

•	We added over 450 vulnerable youth leaving foster care to our Mobility for Good program, providing them with a free smartphone and wireless plan. Additionally, during the pandemic, we donated over 14,000 devices, many with $0 rate plans – valued at nearly $9 million – to over 325 organizations, as an extension of our Mobility for Good program. Since program inception, close to 20,000 Canadians have benefitted from our Mobility for Good program.

•	In the third quarter, over 8,000 visits were made to our mobile health clinics, resulting in nearly 44,000 cumulative visits since the inception of our Health for Good™ program.

•	In line with our commitment to keep Canadians safe online, we launched two new online TELUS Wise® workshops, Empowering you to stay safe in our digital world for adults and Supporting youth in our digital world for parents. Accessible at telus.com/WiseWorkshops, the first workshop offers important tips about protecting one's online safety and privacy online, while the second workshop shares tips and guidance on navigating screen time, gaming, sexting, cyberbullying and helping youth stay safe in our digital world. Year to date, close to 72,000 Canadians have participated in TELUS Wise workshops.

•	Commencing in the second quarter of 2020, three-packs of TELUS-branded, non-medical masks were made available in adult and youth sizes, with all proceeds going to the TELUS Friendly Future Foundation™ to support COVID-19 relief efforts. As of September 30, 2020, we had sold over 50,000 masks, raising $335,000 for the Foundation.

•	As part of our annual Kits for Kids program, TELUS donated 13,000 backpacks filled with essential school supplies and reusable youth-sized face masks to support a successful return to learning.

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•	In May 2020, we commenced rallying our TELUS team, retirees and fellow Canadians to join our annual TELUS Days of Giving through safe Acts of Giving to support our local communities. As of September 30, 2020, we have engaged in over 415,000 safe Acts of Giving, including more than 732,000 volunteer hours served and 150,000 masks sewn.

•	Throughout the year to September 30, 2020, the TELUS Friendly Future Foundation has contributed $7.6 million to 505 charitable health projects.

•	We donated close to $20,000 in video-on-demand proceeds from Black Panther and more than 60 other films by Black creators to Canada’s Black Health Alliance, supporting the health and well-being of Black Canadians.

•	In October, we announced TELUS Presents, a curated collection of hard-to-find shows from abroad, such as the U.K. and Australia, available to all Optik TV and Pik TV® subscribers at no additional charge.

•	In October, we were recognized as Canada’s leading global workplace by Forbes World’s Best Employers 2020. TELUS, including TELUS International, was ranked first among 25 Canadian companies recognized by Forbes and 40th globally, listed alongside 750 leading worldwide brands.

Leveraging our broadband networks to drive TELUS’ growth and fuel our future

•	Based on data from Q1-Q2 2020, we won two Speedtest Awards from U.S.-based Ookla for Canada’s Fastest Mobile Network and Canada’s Best Mobile Coverage.

•	In U.K.-based Opensignal’s Mobile Network Experience: Canada Report (August 2020), we won top spot in four awards outright (Download Speed Experience, Upload Speed Experience, Video Experience and Voice App Experience), and tied for first in two awards (Games Experience and 4G Coverage Experience). Our speed in the Download Speed Experience category was 72.7 Mbps, which is 5.2 Mbps faster than the second place finisher. This latest Opensignal recognition for fastest download speed experience marks our seventh consecutive win in this category since January 2017.

•	Additionally, U.K.-based Opensignal’s Global Mobile Network Experience Awards 2020 (September 2020) recognized us as having the world’s fastest network. We were the global winner for Download Speed Experience as our 4G LTE download speeds achieved a score of 75.8 Mbps and won the highest average overall download speeds in the world. The second fastest country in the world was South Korea’s average of 59 Mbps on their 5G networks which were launched nationally in 2019.

•	In September, we officially unveiled GoCo™, simplifying access to robust and flexible business communications technologies for Canadian businesses. Combining the collective strengths and expertise of bluArc, BroadConnect Canada, Infra-Solutions, Netrium, Radiant and Ubity (acquired by TELUS), GoCo provides businesses with simple and scalable solutions for unified communications, managed connectivity and network security.

•	In September, along with the Government of Canada, we announced a $15 million investment for the deployment of a submarine fibre-optic cable between Sept-Iles and the Gaspesie region, which will improve the reliability and security of telecommunication services in Quebec’s North Shore region ensuring we keep Canadians connected and reaching as many rural Canadians as we can.

•	In September, we announced that we are expanding our high-speed internet and wireless services to reach an additional 25,000 homes and businesses in 45 remote, low-density communities in the Quebec City region and in Eastern Quebec by early 2021, bridging the digital divide in remote communities.

•	In September, we announced that we brought our TELUS 5G network to an additional 19 cities across the country, in addition to Vancouver, Calgary, Edmonton, Toronto and Montreal. By the end of this year, nearly 50 communities will be able to experience TELUS 5G connectivity.

•	We also partnered with the University of Windsor and St. Clair College to make each institution a 5G-connected campus. Fully funded by us, both institutions will receive a TELUS-designed, 5G-enabled wireless network. We will operate these networks at no cost to the institutions, provide complementary connectivity to students, faculty and researchers, and collaborate on research projects to further understanding and use cases of 5G technologies.

•	During the quarter, we made an announcement to connect the homes and businesses of the District of Saanich, B.C. to our TELUS PureFibre infrastructure by the end of 2022.

•	In September, we announced a new partnership with BlackBerry Limited to provide secure emergency management and crisis communications to organization across Canada. We will offer BlackBerry AtHoc to organizations, helping to ensure that emergency personnel, first responders and government officials are provided with the technology and connectivity that enable better outcomes in crisis scenarios. Edmonton Police Service was also announced as an early client.

Driving emerging opportunities to build scale in TELUS Health and TELUS Agriculture

•	During the ongoing COVID-19 pandemic, both our Akira by TELUS Health and Babylon by TELUS Health virtual care offerings have benefitted from significant adoption. These offerings have helped Canadians stay safe at home and avoid high-risk environments such as clinics and emergency rooms wherever possible and, in turn, free up healthcare system capacity to respond to the viral outbreak. Combined, Akira by TELUS Health and Babylon by TELUS Health provide millions of Canadians with the opportunity to seek primary care, virtually, across the country.

•	Our LivingWell Companion personal emergency response service (PERS) continues to support the health and well-being of seniors across Canada. With COVID-19 disproportionately impacting the elderly, LivingWell Companion helps seniors stay connected to emergency support and offers a remote caregiving solution to those who may be unable to physically support their elderly loved ones during the pandemic.

•	Through the pandemic, the TELUS Healthy Living Network® has been providing Optik TV customers with informative content related to COVID-19 prevention and well-being, and helping them to stay active at home with new content from partners such as YYOGA and Calm.

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•	In the second quarter of 2020, TELUS Health announced it was enabling Canadian clinicians to conduct virtual visits with their patients by integrating patient videoconferencing into its electronic medical records (EMR) across Canada. This new feature allows clinicians to virtually support their own roster of patients while maintaining continuity of care and fully up-to-date health records. As of September 30, 2020, TELUS Health has provided more than 28,000 Canadian clinicians with the option to conduct these virtual visits.

•	In partnership with Nova Scotia Health Authority, TELUS Health announced the expansion of our Home Health Monitoring (HHM) solution to digitally monitor COVID-19 patients in Nova Scotia in an acute setting. Alberta Central Region Primary Care Network also deployed an HHM pilot to support chronic disease patients in the primary care setting. Our HHM program enables virtual healthcare teams to provide medical support remotely for patients in real-time as they learn to self-manage in their own homes. As of September 30, 2020, more than 8,000 patients have been monitored.

•	We are building scale in TELUS Agriculture through additional business acquisitions and expanding our reach in the emerging agriculture technology sector by leveraging technology to help produce food more efficiently, safely and in a more environmentally friendly manner.

Driving growth in TELUS International to fuel further scaling opportunities

•	TELUS International has furthered its leadership in digital solutions and customer experience with receipt of the following industry recognition thus far in 2020:

•	TELUS International was named a “Leader” and “Star Performer” in the Everest Group PEAK Matrix.

•	TELUS International was instrumental in helping TELUS win the 2020 Digital Transformation Award under the category of AI-fueled Digital Transformation from IT World Canada.

•	TELUS International was a 2020 Stevie Winner in the following categories:

•	Business Intelligence Solution category for Customer Journey Analytics.

•	Customer Service Outsourcing Provider of the Year category at the 2020 Stevie Awards for Sales & Customer Service.

•	Most Innovative Use of HR Technology During the Pandemic – United States.

•	Internationally recognized in the Exemplary Employer category for demonstrating extra commitment to keeping their employees working, paid, and safe during the COVID-19 pandemic.

•	Internationally recognized in the Valuable Corporate Response category for ensuring the well-being of their employees, customers, and communities.

•	TELUS International was recognized as one of the world’s best outsourcing providers across size and growth, customer references, awards, and certifications, programs for innovation and corporate social responsibility by being named on the International Association of Outsourcing Professionals Global Outsourcing 100 list in the Leader category with an All-Star ranking for 2020.

•	TELUS International was named to Silicon Valley-based Constellation Research’s Constellation ShortList for Customer Experience Operations Services: Global in Q3 2020.

•	TELUS International has continued to scale effectively, supporting new digital opportunities with leading social media customers, leveraging its deep experience serving fast-growing technology companies.

•	As described in Section 1.3, on November 6, 2020, TELUS International announced that it had entered into an agreement to acquire Lionbridge AI, a crowd-based data annotation services provider that prepares training data for the development and training of artificial intelligence (AI) algorithms for approximately $1.2 billion, subject to customary closing conditions, including regulatory approvals.

4.	Capabilities

The forward-looking statements in this section, including statements regarding our dividend growth program and our financial objectives in Section 4.3, are qualified by the Caution regarding forward-looking statements at the beginning of this MD&A.

4.1 Principal markets addressed and competition

For a discussion of our principal markets and an overview of competition, refer to Section 4.1 of our 2019 annual MD&A.

4.2 Operational resources

Wireless

Since mid-2013, we have invested more than $4.9 billion to acquire wireless spectrum licences in spectrum auctions and other private transactions. This has more than doubled our national spectrum holdings in support of our top corporate priority to put customers first. Wireless data consumption has been increasing rapidly and is expected to continue growing at a fast rate as the industry transitions to 5G, and we have responded by investing to extend our coverage and expand the capacity of our leading network quality to support the additional data consumption and growth in our wireless subscriber base in a geographically diverse country. This includes investments in wireless small cells connected directly to our fibre technology to improve coverage and capacity utilized in our 5G network launch.

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As at September 30, 2020, our 4G LTE technology covered 99% of Canada’s population, consistent with September 30, 2019. We have continued to invest in the roll-out of our LTE advanced technology, which covered 97% of Canada’s population at September 30, 2020, up approximately 5% from one year before. Furthermore, our 5G network, launched in the second quarter of 2020, covered almost 20% of Canada’s population at September 30, 2020.

Wireline

We are continuing to invest in our urban and rural communities across B.C., Alberta and Eastern Quebec with commitments to deliver broadband technology capabilities to as many Canadians in these communities as possible. We are expanding our fibre footprint by connecting more homes and businesses directly to fibre in communities across B.C., Alberta and Eastern Quebec. In addition, we have increased broadband internet speeds, expanded our IP TV video-on-demand library and high-definition content, including 4K TV and 4K HDR capabilities, and enhanced the marketing of data products and bundles resulting in improved churn rates. Our fibre technology is also an essential component of our wireless access technology and has enabled our 5G deployment as referenced above. Our home and business smart technology lines of business integrate security and safety monitoring with smart devices.

As at September 30, 2020, approximately 2.41 million households and businesses in B.C., Alberta and Eastern Quebec were covered with fibre-optic cable (representing approximately 78% of our total high-speed broadband footprint), which provides these premises with immediate access to our fibre-optic technology. This is up from approximately 2.14 million households and businesses in the third quarter of 2019.

4.3 Liquidity and capital resources

Capital structure financial policies

Our objective when managing capital is to maintain a flexible capital structure that optimizes the cost and availability of capital at acceptable risk.

In the management of capital and in its definition, we include Common Share equity (excluding Accumulated other comprehensive income), Long-term debt (including long-term credit facilities, commercial paper backstopped by long-term credit facilities and any hedging assets or liabilities associated with Long-term debt items, net of amounts recognized in Accumulated other comprehensive income), Cash and temporary investments, and Short-term borrowings arising from securitized trade receivables.

We manage our capital structure and make adjustments to it in light of changes in economic conditions and the risk characteristics of our business. In order to maintain or adjust our capital structure, we may adjust the amount of dividends paid to holders of Common Shares, purchase Common Shares for cancellation pursuant to normal course issuer bid (NCIB) programs, issue new shares, issue new debt, issue new debt to replace existing debt with different characteristics, and/or increase or decrease the amount of trade receivables sold to an arm’s-length securitization trust.

We monitor capital utilizing a number of measures, including our net debt to EBITDA – excluding restructuring and other costs ratio, coverage ratios and dividend payout ratios. (See definitions in Section 11.1 Non-GAAP and other financial measures.)

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Financing and capital structure management plans

Report on financing and capital structure management plans

Pay dividends to the holders of Common Shares under our multi-year dividend growth program

•	In May 2019, we announced our intention to target ongoing semi-annual dividend increases, with the annual increase in the range of 7 to 10% from 2020 through to the end of 2022, thereby extending the policy first announced in May 2011. In May 2020, given the uncertain magnitude, duration and potential outcomes of the COVID-19 pandemic, the Board determined to sustain the current dividend per share and defer any dividend increase until the release of our third quarter 2020 results. On November 5, 2020, the Board elected to declare a fourth quarter dividend of $0.3112 per share, payable on January 4, 2021, to shareholders of record at the close of business on December 11, 2020. The fourth quarter dividend for 2020 reflects a cumulative increase of $0.01995 per share or 6.8% from the $0.29125 per share dividend declared one year earlier. Dividend decisions will continue to be subject to our Board’s assessment and the determination of our financial position and outlook on a quarterly basis. Our long-term dividend payout ratio guideline is 60 to 75% of free cash flow on a prospective basis. (See Section 7.5 Liquidity and capital resource measures.) There can be no assurance that we will maintain a dividend growth program or that it will be unchanged through 2022. (See Caution regarding forward-looking statements – Ability to sustain our dividend growth program through 2022 and Section 10.13 Financing, debt and dividends in our 2019 annual MD&A.)

•	Our dividend reinvestment and share purchase (DRISP) plan trustee acquired shares from Treasury for the DRISP plan, rather than acquiring Common Shares in the stock market. We may, at our discretion, offer Common Shares at a discount of up to 5% from the market price under the plan. Effective with the dividends paid beginning on October 1, 2019, we offered Common Shares from Treasury at a discount of 2%. During the third quarter of 2020, our DRISP plan trustee acquired from Treasury approximately 6 million dividend reinvestment Common Shares for $140 million. For the dividends paid on October 1, 2020, the DRISP participation rate, calculated as the DRISP investment of $138 million (including the employee share purchase plan) as a percentage of gross dividends, was approximately 37%.

Purchase Common Shares

•	During the three-month and nine-month periods ended September 30, 2020, and up to the date of this MD&A, we did not purchase or cancel any shares pursuant to our NCIB.

Use proceeds from securitized trade receivables (Short-term borrowings), bank facilities and commercial paper as needed, to supplement free cash flow and meet other cash requirements

•	Our issued and outstanding commercial paper was $427 million at September 30, 2020, which was denominated in U.S. dollars (US$320 million), compared to $1,015 million (US$781 million) at December 31, 2019, and $760 million (US$574 million) at September 30, 2019.

•	Net draws due to a syndicate of financial institutions (excluding TELUS Corporation) on the TELUS International (Cda) Inc. credit facility were US$820 million at September 30, 2020, compared to US$336 million at December 31, 2019, and US$305 million at September 30, 2019. The credit facility is non-recourse to TELUS Corporation.

•	Proceeds from securitized trade receivables were $100 million at September 30, 2020, unchanged from December 31, 2019 and September 30, 2019.

Maintain compliance with financial objectives

•	Maintain investment grade credit ratings in the range of BBB+ or the equivalent – On November 6, 2020, investment grade credit ratings from the four rating agencies that cover TELUS were in the desired range. (See Section 7.8 Credit ratings.)

•	Net debt to EBITDA – excluding restructuring and other costs ratio of 2.20 to 2.70 times – As measured at September 30, 2020, this ratio was 3.21 times, outside of the objective range, primarily due to the reduction of EBITDA caused by the COVID-19 pandemic as well as business acquisitions and the acquisition of spectrum licences. Given the cash demands of the 2019 and upcoming spectrum auctions and the inability to quantify impacts of the COVID-19 pandemic, the assessment of the guideline and return to the objective range remains to be determined; however, it is our intent to return to a ratio below 2.70 times in the medium term (following upcoming spectrum auctions), consistent with our long-term strategy. (See Section 7.5 Liquidity and capital resource measures.)

•	Dividend payout ratio of 60 to 75% of free cash flow on a prospective basis – Our objective range is on a prospective basis. The dividend payout ratio we present in this MD&A is a historical measure utilizing the last four quarters of dividends declared, net of dividend reinvestment plan effects, and free cash flow, and is disclosed for illustrative purposes in evaluating our target guideline. As at September 30, 2020, the ratio was 69%. During the 12-month period ended September 30, 2020, the historical measure of our dividend payout ratio was within the range due to the discounted DRISP participation level. (See Section 7.5 Liquidity and capital resource measures.)

•	Generally maintain a minimum of $1 billion in available liquidity – As at September 30, 2020, our available liquidity on a consolidated basis was over $2.8 billion. (See Section 7.6 Credit facilities.)

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4.4 Changes in internal control over financial reporting

For the three-month and nine-month periods ended September 30, 2020, there were no changes in internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

5.	Discussion of operations

This section contains forward-looking statements, including those with respect to mobile phone average billing per subscriber per month (ABPU) and mobile phone average revenue per subscriber per month (ARPU) growth, wireless trends regarding loading and retention spending, equipment margins, subscriber growth and various future trends. There can be no assurance that we have accurately identified these trends based on past results or that these trends will continue, in particular given uncertainty with regard to the COVID-19 pandemic and associated economic impacts. See Caution regarding forward-looking statements at the beginning of this MD&A.

5.1 General

A significant judgment we make is in respect of distinguishing between our wireless and wireline operations and cash flows (and this extends to allocations of both direct and indirect expenses and capital expenditures). The clarity of this distinction has been increasingly affected by the convergence and integration of our wireless and wireline telecommunications infrastructure technology and operations. Recently, our judgment was that our wireless and wireline telecommunications infrastructure technology and operations had not experienced sufficient convergence to objectively make their respective operations and cash flows practically indistinguishable. The continued build-out of our access-technology-agnostic fibre-optic infrastructure, in combination with converged edge network technology, has significantly affected this judgment, as have the commercialization of fixed-wireless telecommunications solutions for customers and the consolidation of our non-customer facing operations. As a result, it has become increasingly difficult and impractical to objectively and clearly distinguish between our wireless and wireline operations and cash flows, and the assets from which those cash flows arise. Our judgment as to whether these operations can continue to be judged to be individual components of the business and discrete operating segments has changed. Effective January 1, 2020, we embarked upon modifying our internal and external reporting processes, systems and internal controls to accommodate the technology convergence-driven cessation of the historical distinction between our wireless and wireline operations at the level of regularly reported discrete performance measures that are provided to our Chief Executive Officer (CEO) (our chief operating decision-maker). Prior to the World Health Organization characterizing COVID-19 as a pandemic, we had anticipated transitioning to a new segment reporting structure during 2020 but did not, and do not, anticipate a substantive change to our products and services revenue and related performance indicator reporting from such transition; we will continue to report wireless and wireline operations until such transition is substantially completed, but the timing of such transition may be impacted as we prioritize managing through the pandemic. Segmented information in Note 5 of the interim consolidated financial statements is regularly reported to our CEO.

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5.2 Summary of consolidated quarterly results and trends

Summary of quarterly results

($ millions, except per share amounts)	2020 Q3	2020 Q2	2020 Q1	2019 Q4	2019 Q3	2019 Q2	2019 Q1	2018 Q4
Operating revenues	3,981	3,728	3,694	3,858	3,697	3,597	3,506	3,764
Operating expenses
Goods and services purchased[1]	1,632	1,458	1,412	1,681	1,502	1,466	1,421	1,784
Employee benefits expense[1]	959	911	873	809	761	758	706	745
Depreciation and amortization	773	725	725	678	649	633	617	586
Total operating expenses	3,364	3,094	3,010	3,168	2,912	2,857	2,744	3,115
Operating income	617	634	684	690	785	740	762	649
Financing costs before long-term debt prepayment premium	187	184	192	175	173	189	168	159
Long-term debt prepayment premium	—	18	—	—	28	—	—	—
Income before income taxes	430	432	492	515	584	551	594	490
Income taxes	109	117	139	136	144	31	157	122
Net income	321	315	353	379	440	520	437	368
Net income attributable to Common Shares	307	290	350	368	433	517	428	357
Net income per Common Share:
Basic earnings per share (EPS)	0.24	0.23	0.28	0.30	0.36	0.43	0.36	0.30
Adjusted basic EPS[2]	0.28	0.25	0.32	0.32	0.39	0.35	0.38	0.35
Diluted EPS	0.24	0.23	0.23	0.30	0.36	0.43	0.36	0.30
Dividends declared per Common Share	0.29125	0.29125	0.29125	0.29125	0.28125	0.28125	0.27250	0.27250
Additional information:
EBITDA[2]	1,390	1,359	1,409	1,368	1,434	1,373	1,379	1,235
Restructuring and other costs[2]	58	70	60	40	29	29	36	75
Lease-up period and other equity losses related to real estate joint ventures	8	3	6	5	—	—	—	—
Retirement of a provision arising from business acquisition-related written put options within TI	—	71	—	—	—	—	—	—
Adjusted EBITDA[2]	1,456	1,361	1,475	1,413	1,463	1,402	1,415	1,310
Cash provided by operating activities	902	1,462	1,177	829	1,148	1,160	790	948
Free cash flow[2]	161	511	545	135	320	324	153	132

1       Goods and services purchased and Employee benefits expense amounts include restructuring and other costs.

2       See Section 11.1 Non-GAAP and other financial measures.

Trends

COVID-19 was characterized as a pandemic in March 2020. The nature of the pandemic and the uncertainty of its magnitude, length and the time to recovery are not currently able to be estimated. Therefore, trends identified prior to the first quarter of 2020 and described below may not be indicative of trends effective from the first quarter of 2020 onwards, as the COVID-19 pandemic prevents us and our customers from operating in the normal course of business in certain areas.

The trend of year-over-year increases in consolidated revenue reflects: (i) wireless network revenue generated from growth in our subscriber base, partially reduced by COVID-19 pandemic impacts such as reduced roaming revenue; (ii) growth in wireline service revenue – this segment includes TELUS International (Cda) Inc. (TI) revenues, internet and third wave data services revenues, health revenues, TV revenues, home and business smart technology (including security) revenues, and other advanced application offerings; partly offset by moderating equipment revenue growth as well as COVID-19 pandemic impacts such as the temporary closure of Medisys and Copeman health clinics and the clinics being unable to offer their full suite of core services upon re-opening, and business customers faced with reduced and/or closed operations. Increased wireline data services revenues also include revenues from business acquisitions, including our acquisitions of ADT Security Services Canada, Inc. (ADT Canada) on November 5, 2019 (where there were significant integration and customer retention costs in 2019, which will continue throughout 2020 and early 2021, the full expected operations rate is expected after that time), and Competence Call Center (CCC) on January 31, 2020. Increased internet and TV service revenues are being generated by subscriber growth and higher internet revenue per customer, and there has been increased customer adoption of our home and business smart technology (including security). For additional information on wireless and wireline revenue and subscriber trends, see Section 5.4 Wireless segment and Section 5.5 Wireline segment.

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The trend of year-over-year increases in Goods and services purchased, excepting the effects of the application of IFRS 16 first evidenced in the first quarter of 2019, reflects increases in external labour, administrative and other expenses to support growth in our TI business, our subscriber base and business acquisitions; higher wireless equipment expenses associated with higher-value smartphones in the sales mix, partly offset by a general decrease in new wireless contracts; and increased wireline TV costs of sales associated with a growing subscriber base.

The trend of year-over-year increases in net Employee benefits expense reflects increases in the number of employees related to business acquisitions including those supporting the growth of TI revenue, our health offerings, our smart data solutions business and in our other complementary businesses. This was partly offset by moderating salaries expense resulting from reductions in the number of full-time equivalent (FTE) domestic employees, excluding business acquisitions, related to cost efficiency and effectiveness programs. We experienced year-over-year increases in net Employee benefits expense in the first quarter of 2020 and through most of 2019 related to April 2019 compensation increases. Additionally, we expect year-over-year increases in net Employee benefits expense into the second quarter of 2021 related to July 2020 compensation increases.

The trend of year-over-year increases in Depreciation and amortization reflects increases due to growth in capital assets, which is supporting the expansion of our broadband footprint, including our generational investment to connect homes and businesses to TELUS PureFibre and enhanced LTE technology coverage, growth in business acquisitions and growth in internet, TV and security loading. The investments in our fibre-optic technology also support our small-cell technology strategy to improve coverage and capacity while preparing for a more efficient and timely evolution to 5G as we launched the first wave of our 5G network in June 2020. Depreciation and amortization under the application of IFRS 16 are higher than would have been the case prior to IFRS 16.

The trend of year-over-year increases in Financing costs reflects an increase in long-term debt outstanding, mainly associated with our investments in spectrum, fibre and wireless technology, as well as our business acquisitions. Financing costs include a long-term debt prepayment premium of $18 million in the second quarter of 2020 and $28 million in the third quarter of 2019. Moreover, Financing costs are net of capitalized interest related to spectrum licences acquired during the 600 MHz wireless spectrum auction, which we expect to deploy into our existing network in future periods. Financing costs also includes Interest accretion on provisions (asset retirement obligations and written put options) and Employee defined benefit plans net interest. Additionally, for the eight periods shown, Financing costs include varying amounts of foreign exchange gains or losses and varying amounts of interest income. Under the application of IFRS 16, Financing costs are higher than would have been the case prior to IFRS 16, driven by interest on lease liabilities.

The trend in Net income reflects the items noted above, as well as non-cash adjustments arising from substantively enacted income tax changes and adjustments recognized in the current periods for income taxes of prior periods. Historically, the trend in basic EPS has reflected trends in Net income.

The general trend of year-over-year increases in Cash provided by operating activities reflects lower year-over-year income taxes paid partly offset by higher interest payments arising from increases in debt outstanding and year-over-year variations in fixed-term interest rates. Cash provided by operating activities was impacted by IFRS 16, which prospectively results in the principal component of lease payments being reflected as a financing activity use of cash. The general trend of year-over-year increases in free cash flow reflects the factors affecting Cash provided by operating activities, except that accounting policies that do not impact cash (IFRS 15 and IFRS 16) do not affect the determination of free cash flow. For further discussion on these trends, see Section 5.4 Wireless segment and Section 5.5 Wireline segment.

5.3 Consolidated operations

The following is a discussion of our consolidated financial performance. Segment information in Note 5 of the interim consolidated financial statements is regularly reported to our CEO. We discuss the performance of our segments in Section 5.4 Wireless segment and Section 5.5 Wireline segment. Refer to Section 1.2 for further discussion of the COVID-19 pandemic and its impacts on our consolidated operations.

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Operating revenues

	Third quarters ended September 30			Nine-month periods ended September 30
($ in millions)	2020	2019	Change	2020	2019	Change
Service	3,373	3,138	7.5%	9,868	9,244	6.8%
Equipment	588	549	7.1%	1,412	1,519	(7.0)%
Revenues arising from contracts with customers	3,961	3,687	7.4%	11,280	10,763	4.8%
Other operating income	20	10	100.0%	123	37	n/m
Operating revenues	3,981	3,697	7.7%	11,403	10,800	5.6%

Consolidated operating revenues increased by $284 million in the third quarter of 2020 and $603 million in the first nine months of 2020.

•	Service revenues increased by $235 million in the third quarter of 2020 and $624 million in the first nine months of 2020, reflecting growth in wireline data services revenues resulting from business acquisitions, expanded services and subscriber base growth, partly offset by the impacts of the COVID-19 pandemic in both the wireless and wireline segments, and continued declines in wireline legacy voice and legacy data service revenues.

•	Equipment revenues increased by $39 million in the third quarter of 2020, primarily due to higher-value wireless devices in the sales mix as stores gradually re-opened with pandemic-related restrictions easing throughout the third quarter. Equipment revenues decreased by $107 million in the first nine months of 2020, reflecting significantly lower wireless contracted volumes as a result of customers reducing their general shopping habits and the temporary closure of a significant number of conventional sales channels beginning in March 2020 through a majority of the second quarter of 2020 due to the COVID-19 pandemic. Device financing programs, which provide transparency of full device costs resulting in customers deferring device upgrade purchases, also contributed to the decrease.

•	Other operating income increased by $10 million in the third quarter of 2020, mainly attributed to higher net gains from the sale of certain assets, partly offset by lease-up period and other equity losses related to real estate joint ventures. Other operating income increased by $86 million in the first nine months of 2020 largely related to a decrease and subsequent retirement of a provision arising from business acquisition-related written put options within TI, in addition to the other items noted above that impacted the third quarter of 2020.

Operating expenses

	Third quarters ended September 30			Nine-month periods ended September 30
($ in millions)	2020	2019	Change	2020	2019	Change
Goods and services purchased	1,632	1,502	8.7%	4,502	4,389	2.6%
Employee benefits expense	959	761	26.0%	2,743	2,225	23.3%
Depreciation	540	489	10.4%	1,568	1,429	9.7%
Amortization of intangible assets	233	160	45.6%	655	470	39.4%
Operating expenses	3,364	2,912	15.5%	9,468	8,513	11.2%

Consolidated operating expenses increased by $452 million in the third quarter of 2020 and $955 million in the first nine months of 2020.

•	Goods and services purchased increased by $130 million in the third quarter of 2020, due to higher operating and administrative costs associated with business acquisitions, in addition to supporting organic TI revenue growth, higher non-labour restructuring and other costs related to the pandemic, as well as higher wireless equipment sales expenses from higher-value devices in the sales mix, partly offset by enhanced cost-savings initiatives in response to the economic impacts of the COVID-19 pandemic. Goods and services purchased increased by $113 million in the first nine months of 2020 as a result of the items noted above that impacted the third quarter of 2020 (except for wireless equipment sales expense), in addition to increases to our bad debt expense. Wireless equipment sales expense decreased for the nine-month period as a result of significantly lower contracted volumes.

•	Employee benefits expense increased by $198 million in the third quarter of 2020 and $518 million in the first nine months of 2020, largely due to higher compensation and benefit costs resulting from an increase in the number of employees from business acquisitions; higher offshore FTEs supporting organic TI revenue growth; compensation increases; and higher labour-related restructuring and other costs. These employee benefits expense increases were partly offset by a decrease in the number of domestic FTEs, excluding business acquisitions.

•	Depreciation increased by $51 million in the third quarter of 2020 and $139 million in the first nine months of 2020, primarily due to growth in capital assets over the last 12 months, including our expanded fibre footprint and business acquisitions. Additionally, in the first nine months of 2020, we had increased asset retirement activity, which generated accelerated depreciation on those assets.

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•	Amortization of intangible assets increased by $73 million in the third quarter of 2020 and $185 million in the first nine months of 2020, reflecting higher expenditures associated with the intangible asset base over the last 12 months, including those arising from business acquisitions.

Operating income

	Third quarters ended September 30			Nine-month periods ended September 30
($ in millions)	2020	2019	Change	2020	2019	Change
Wireless EBITDA[1] (See Section 5.4)	945	970	(2.6)%	2,749	2,797	(1.7)%
Wireline EBITDA[1] (See Section 5.5)	445	464	(4.1)%	1,409	1,389	1.4%
EBITDA[1]	1,390	1,434	(3.1)%	4,158	4,186	(0.7)%
Depreciation and amortization (discussed above)	(773)	(649)	19.1%	(2,223)	(1,899)	17.1%
Operating income	617	785	(21.4)%	1,935	2,287	(15.4)%

1     See Section 11.1 Non-GAAP and other financial measures.

Operating income decreased by $168 million in the third quarter of 2020 and $352 million in the first nine months of 2020, while EBITDA decreased by $44 million in the third quarter of 2020 and $28 million in the first nine months of 2020. Excluding the second quarter of 2020 effects of a gain on a retirement of a provision arising from business acquisition-related written put options of $71 million within TI, Operating income decreased by $423 million in the first nine months of 2020, while EBITDA decreased by $99 million in the first nine months of 2020. These declines reflect the impacts of the COVID-19 pandemic, including: (i) the decline in roaming revenues attributed to restricted travel; (ii) the temporary closure of approximately 90% of our conventional retail stores; (iii) the temporary disruptions to our TI business due to government-mandated site closures; (iv) the temporary closure of our Medisys and Copeman clinics, and reduced health benefit claims; (v) increases to our bad debt expense; and (vi) higher non-labour-related restructuring and other costs. EBITDA also declined from lower wireline legacy voice and legacy data services, higher non-labour-related restructuring and other costs related to efficiency initiatives, higher employee benefits expense and other costs including support for business acquisitions, and lease-up period and other equity losses related to real estate joint ventures. EBITDA declines were partly offset by growth in wireline data service margins resulting from business acquisitions, expanded services and subscriber base growth, an increased contribution from our organic and inorganic TI business, and enhanced cost efficiency programs. Declines in the first nine months of 2020 were also moderated by a decrease and subsequent retirement of a provision arising from business acquisition-related written put options within TI.

Adjusted EBITDA

	Third quarters ended September 30			Nine-month periods ended September 30
($ in millions)	2020	2019	Change	2020	2019	Change
Wireless Adjusted EBITDA[1] (See Section 5.4)	961	976	(1.6)%	2,791	2,817	(0.9)%
Wireline Adjusted EBITDA[1] (See Section 5.5)	495	487	1.6%	1,501	1,463	2.6%
Adjusted EBITDA[1]	1,456	1,463	(0.6)%	4,292	4,280	0.3%

1      See Section 11.1 Non-GAAP and other financial measures.

Adjusted EBITDA decreased by $7 million or 0.6% in the third quarter of 2020, reflecting the impacts of the COVID-19 pandemic as described above, lower wireline legacy voice and legacy data services, and higher employee benefits and other costs including support for business acquisitions. This was partly offset by: growth in wireline data service margins resulting from business acquisitions, expanded services and subscriber base growth; an increased organic and inorganic contribution from TI; and enhanced cost efficiency programs.

In the first nine months of 2020, Adjusted EBITDA increased by $12 million or 0.3%, which reflects: growth in wireline data service margins resulting from business acquisitions, expanded services and subscriber base growth; an increased organic and inorganic contribution from TI; and a decrease in a provision arising from business acquisition-related written put options within TI. Adjusted EBITDA growth was partly offset by the impacts of the COVID-19 pandemic as described above, lower wireline legacy voice and legacy data services, and higher employee benefits expense and other costs including support for business acquisitions.

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Financing costs

	Third quarters ended September 30			Nine-month periods ended September 30
($ in millions)	2020	2019	Change	2020	2019	Change
Interest on long-term debt, excluding lease liabilities – gross	169	160	5.6%	508	471	7.9%
Interest on long-term debt, excluding lease liabilities – capitalized	(11)	(9)	22.2%	(28)	(13)	115.4%
Interest on lease liabilities	17	18	(5.6)%	52	50	4.0%
Interest on short-term borrowings and other	1	1	—%	5	9	(44.4)%
Interest accretion on provisions	4	6	(33.3)%	13	17	(23.5)%
Long-term debt prepayment premium	—	28	(100.0)%	18	28	(35.7)%
Interest expense	180	204	(11.8)%	568	562	1.1%
Employee defined benefit plans net interest	4	1	n/m	12	1	n/m
Foreign exchange losses (gains)	5	(3)	n/m	6	1	n/m
Interest income	(2)	(1)	100.0%	(5)	(6)	(16.7)%
Financing costs	187	201	(7.0)%	581	558	4.1%

Financing costs decreased by $14 million in the third quarter of 2020 and increased by $23 million in the first nine months of 2020, mainly due to the following factors:

•	Interest expense decreased by $24 million in the third quarter of 2020 and increased by $6 million in the first nine months of 2020. These changes largely resulted from:

•	Gross interest on long-term debt, excluding lease liabilities, increased by $9 million in the third quarter of 2020 and $37 million in the first nine months of 2020, driven by an increase in average long-term debt balances outstanding in part attributable to the acquisition of spectrum licences and business acquisitions (including ADT Canada, CCC, Mobile Klinik and AFS Technologies Inc.), partially offset by a decrease in the effective interest rate. Our weighted average interest rate on long-term debt (excluding commercial paper, the revolving component of the TELUS International (Cda) Inc. credit facility, lease liabilities and other long-term debt) was 3.85% at September 30 2020, as compared to 3.98% one year earlier. (See Long-term debt issues and repayments in Section 7.4.)

•	Capitalized long-term debt interest, excluding lease liabilities, is in respect of debt incurred for the purchase of spectrum licences during the 600 MHz wireless spectrum auction held in April 2019 by Innovation, Science and Economic Development Canada (ISED), which we expect to deploy in our existing network in future periods. Capitalization of long-term debt interest will continue until substantially all of the activities necessary to prepare the spectrum for its intended use are complete.

•	In the second quarter of 2020, we recorded a long-term debt prepayment premium of $18 million before income taxes related to the early redemption of all of our $400 million Series CM Notes and all of our $500 million Series CO Notes. In the third quarter of 2019, we recorded a long-term debt prepayment premium of $28 million before income taxes related to the early redemption of all of our $1.0 billion of senior unsecured 5.05% Notes, Series CH.

•	Employee defined benefit plans net interest increased by $3 million in the third quarter of 2020 and $11 million in the first nine months of 2020, primarily due to the change in the defined benefit plan deficit as at December 31, 2019 to $425 million (net of the plan asset ceiling limit of $121 million), compared to a defined benefit plan surplus of $57 million (net of the plan asset ceiling limit of $263 million) one year earlier, partly offset by a decrease in the discount rate.

•	Foreign exchange losses (gains) have fluctuated, primarily reflecting changes in the value of the Canadian dollar relative to the U.S. dollar.

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Income taxes

	Third quarters ended September 30				Nine-month periods ended September 30
($ in millions, except tax rates)	2020	2019	Change		2020	2019	Change
Income taxes computed at applicable statutory rates (%)	25.9	26.9	(1.0	) pt.	26.2	26.9	(0.7	) pts.
Revaluation of deferred income tax liability to reflect future income tax rates (%)	(0.7)	(0.3)	(0.4	) pts.	(0.6)	(7.1)	6.5	pts.
Adjustments recognized in the current period for income taxes of prior periods (%)	0.2	(2.4)	2.6	pts.	0.3	(0.9)	1.2	pts.
Other (%)	—	0.5	(0.5	) pts.	1.0	0.3	0.7	pts.
Effective tax rate (%)	25.4	24.7	0.7	pts.	26.9	19.2	7.7	pts.
Income tax computed at applicable statutory rates	111	157	(29.3)%		354	465	(23.9)%
Revaluation of deferred income tax liability to reflect future income tax rates	(3)	(2)	50.0%		(8)	(123)	(93.5)%
Adjustments recognized in the current period for income taxes of prior periods	1	(14)	n/m		5	(16)	n/m
Other	—	3	(100.0)%		14	6	133.3%
Income taxes	109	144	(24.3)%		365	332	9.9%

Total income tax expense decreased by $35 million in the third quarter of 2020 and increased by $33 million in the first nine months of 2020. The effective tax rate increased from 24.7% to 25.4% in the third quarter of 2020, due to changes in the adjustments to prior years. The effective income tax rate increased from 19.2% to 26.9% in the first nine months of 2020, predominantly attributed to the prior year revaluation of the deferred income tax liability for the multi-year reduction in the Alberta provincial corporate tax rate that was substantively enacted in the second quarter of 2019.

Comprehensive income

	Third quarters ended September 30			Nine-month periods ended September 30
($ in millions)	2020	2019	Change	2020	2019	Change
Net income	321	440	(27.0)%	989	1,397	(29.2)%
Other comprehensive income (net of income taxes):
Items that may be subsequently reclassified to income	(63)	115	n/m	104	93	11.8%
Items never subsequently reclassified to income	69	2	n/m	(284)	34	n/m
Comprehensive income	327	557	(41.3)%	809	1,524	(46.9)%

Comprehensive income decreased by $230 million in the third quarter of 2020, primarily as a result of changes in the unrealized fair value of derivatives designated as cash flow hedges in addition to lower Net income. Comprehensive income decreased by $715 million in the first nine months of 2020 attributed to lower Net income in addition to changes in employee defined benefit plan re-measurement amounts arising from the effect of a decrease in the discount rate being applied to our accrued projected defined benefit obligation. Items that may subsequently be reclassified to income are composed of changes in the unrealized fair value of derivatives designated as cash flow hedges and foreign currency translation adjustments arising from translating financial statements of foreign operations. Items never subsequently reclassified to income are composed of employee defined benefit plans re-measurement amounts.

5.4 Wireless segment

Wireless trends and seasonality

The nature of the COVID-19 pandemic and the uncertainty of its magnitude, length and the time to recovery are not currently able to be estimated. Therefore, trends identified prior to the first quarter of 2020 and described below may not be indicative of trends effective from the first quarter of 2020 onwards, as the COVID-19 pandemic prevents us and our customers from operating in the normal course of business in certain areas. For example, with government and border restrictions, consumer and business travel levels are uncertain. As well, our business customers who use our wireless services are faced with reduced and/or closed operations. Refer to Section 1.2 for further discussion of the COVID-19 pandemic and its impacts on our wireless operations.

The historical trend over the last eight quarters in wireless network revenue reflects growth in our subscriber base. Equipment revenue growth has been moderating as an increase of higher-value smartphones in the sales mix have been offset by a lower volume of new contracts due to: (i) the improving quality and increasing cost of popular devices that result in customers deferring upgrades; (ii) the industry introduction of device financing programs, which provide transparency of full device costs and result in customers deferring device upgrades; and (iii) most recently, the effects of the COVID-19 pandemic on customers, the industry, our supply chain and methods of distribution, and the Canadian economy. Impacts directly associated with the pandemic, such as the reduction of roaming revenue and a portion of the decline in churn, may be temporary in nature and are anticipated to return to pre-pandemic levels once the pandemic has subsided or ended. The general trend of year-over-year increases in mobile phone subscriber net additions resulted from: (i) the success of our promotions and the leveraging of our digital sales channels; (ii) the effects of market growth arising from a growing population, changing population demographics and an increasing number of customers with multiple devices; (iii) continuous improvements in the speed and quality of our network, combined with our low churn rate, which reflects our focus on customers first initiatives, and more recently, reduced switching activity between carriers due to the pandemic; and (iv) customer behaviour using additional devices while travelling, however, this trend has been altered by the pandemic. Our capital expenditures on network improvements increase capacity and coverage, allowing us to grow revenue through net additions of wireless subscribers.

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Mobile phone ABPU growth has been moderating, primarily due to: (i) carriers offering larger allotments of data, as well as rate plans that include plans with bonus data and unlimited data plans, data sharing and, prior to the COVID-19 pandemic and the significant impact to travel, international roaming features; and (ii) consumer behavioural response to more frequent customer data usage notifications and offloading of data traffic to increasingly available Wi-Fi hotspots; partly offset by (iii) an increased mix of higher-value rate plans, in addition to an increase in higher-value smartphones in the sales mix, including the effects of customers financing more of the cost of these devices through our TELUS Easy Payment program, which we launched at the beginning of the third quarter of 2019, and an increased proportion of higher-value customers in the subscriber mix. As a result of changing industry dynamics, customers have been able to gain access to higher network speeds and larger allotments of data included for a given price point, further limiting mobile phone ABPU expansion, as customers are continuing to obtain plans with a lower cost per megabyte.

The trend of our comparatively low mobile phone blended churn rate reflects our customers first efforts, retention programs and our focus on building, maintaining and enhancing our high-quality network.

Our connected device subscriber base has been growing primarily through our expanded Internet of Things (IoT) offerings, partly offset by our strategic decision to reduce loading of low or negative-margin tablets.

Wireless operating indicators

As at September 30	2020	2019	Change
Subscribers[1] (000s):
Mobile phones	8,865	8,663	2.3%
Mobile connected devices	1,708	1,420	20.3%
Total	10,573	10,083	4.9%
LTE population coverage[2] (millions)	37.0	36.9	0.3%
5G population coverage[2] (millions)	7.3	—	n/m

	Third quarters ended September 30				Nine-month periods ended September 30
	2020	2019	Change		2020	2019	Change
Mobile phones gross additions (000s):	370	388	(4.6)%		903	993	(9.1)%
Subscriber net additions (000s):
Mobile phones	111	111	—%		193	204	(5.4)%
Mobile connected devices	87	82	6.1%		169	203	(16.7)%
Total	198	193	2.6%		362	407	(11.1)%
Mobile phones ABPU, per month[3] ($)	71.39	75.06	(4.9)%		71.08	73.57	(3.4)%
Mobile phones ARPU, per month[3] ($)	58.54	61.64	(5.0)%		57.97	60.43	(4.1)%
Mobile phones churn, per month[3] (%)	0.99	1.09	(0.10	) pts.	0.91	1.04	(0.13	) pts.

1	Effective January 1, 2020 on a prospective basis, as a result of subscribers substantially loaded prior to 2019 and were identified as having limited or no cellular voice capability through an in-depth review of our mobile phone subscriber base, we made an adjustment to transfer approximately 60,000 mobile phone subscribers to our mobile connected devices subscriber base.
2	Including network access agreements with other Canadian carriers.
3	See Section 11.2 Operating indicators. These are industry measures useful in assessing operating performance of a wireless company, but are not measures defined under IFRS-IASB.

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Operating revenues – Wireless segment

	Third quarters ended September 30			Nine-month periods ended September 30
($ in millions)	2020	2019	Change	2020	2019	Change
Network revenue	1,532	1,578	(2.9)%	4,515	4,593	(1.7)%
Equipment and other service revenues	542	504	7.5%	1,276	1,386	(7.9)%
Revenues arising from contracts with customers	2,074	2,082	(0.4)%	5,791	5,979	(3.1)%
Other operating income	11	4	n/m	9	14	(35.7)%
External operating revenues	2,085	2,086	—%	5,800	5,993	(3.2)%
Intersegment revenues	15	13	15.4%	44	40	10.0%
Wireless operating revenues	2,100	2,099	—%	5,844	6,033	(3.1)%

Wireless operating revenues increased by $1 million in the third quarter of 2020 and decreased by $189 million in the first nine months of 2020.

Network revenue decreased by $46 million or 2.9% in the third quarter of 2020 and $78 million or 1.7% in the first nine months of 2020, due to declining mobile phone ARPU primarily from reduced roaming and chargeable data usage revenue, as discussed below, partly offset by growth of 4.9% in the subscriber base over the last 12 months.

Mobile phone ABPU was $71.39 in the third quarter of 2020 and $71.08 in the first nine months of 2020, reflecting decreases of $3.67 or 4.9% for the quarter and $2.49 or 3.4% for the nine-month period. These decreases reflect the impacts caused by the COVID-19 pandemic including: (i) significantly reduced roaming revenue from changing customer behaviour related to travel restrictions; (ii) the temporary closure of approximately 90% of our conventional retail stores beginning in March 2020, through most of the second quarter, which hindered customer opportunities for device upgrades and the upgrade or selection of higher-tier plans; and (iii) decreases in chargeable data usage as more people work from home and offload their mobile devices onto Wi-Fi networks.

Mobile phone ABPU was also impacted by continued declines in chargeable data usage and the impact of the competitive environment putting pressure on base rate plan prices in the current and prior periods. Mobile phone ABPU declination was partly offset by growth resulting from our combined TELUS Easy Payment device financing, Peace of Mind endless data plans and TELUS Family Discount offerings, with customers selecting plans with endless data or larger data buckets and higher-value smartphones in the sales mix in current and prior periods.

Mobile phone ARPU was $58.54 in the third quarter of 2020 and $57.97 in the first nine months of 2020, reflecting decreases of $3.10 or 5.0% for the quarter and $2.46 or 4.1% for the nine-month period. Mobile phone ARPU was impacted by the same items noted above in mobile phone ABPU, with the exception of: (i) our TELUS Easy Payment device financing program; (ii) prior to our TELUS Easy Payment device financing program, devices with subsidies; and (iii) contracted device upgrades.

•	Mobile phone gross additions were 370,000 in the third quarter of 2020 and 903,000 in the first nine months of 2020, reflecting decreases of 18,000 for the quarter and 90,000 for the nine-month period, as fewer activations from travellers due to border restrictions more than offset growth in high-value customer additions, a growing Canadian population, successful promotions and expanded channels. During the pandemic period, as we temporarily closed our conventional retail stores to ensure the safety of our customers and team members by not having them enter a physical premises, we successfully executed our customers first initiatives including the enhanced capabilities of our digital footprint.

•	Our mobile phone churn rate was 0.99% in the third quarter of 2020 and 0.91% in the first nine months of 2020, compared to 1.09% in the third quarter of 2019 and 1.04% the first nine months of 2019. The decrease in the mobile phone churn rate reflects changing customer behaviour due to travel restrictions in addition to reduced switching activity between carriers due to the COVID-19 pandemic as customers reduced their general shopping habits, most notably in the second quarter of 2020. This was in addition to the utilization of our TELUS Easy Payment device financing program, Peace of Mind endless data plans, Bring-It-Back™ and TELUS Family Discount offerings, as well as our focus on executing customers first initiatives and retention programs, and our leading network quality.

•	Mobile phone net additions were 111,000 in the third quarter of 2020, which was flat compared to the prior year as our strong execution in our digital sales channels and successful efforts to drive high-value customer additions muted the impacts of the pandemic. Mobile phone net additions of 193,000 in the first nine months of 2020 reflected a decrease of 11,000 for the nine-month period, in part due to fewer customer additions attributed to restricted travel, in addition to reduced gross additions resulting from the temporary closure of certain conventional sales channels previously referenced, partly offset by lower mobile phone churn, as described above.

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•	Mobile connected device net additions were 87,000 in the third quarter of 2020, reflecting an increase of 5,000 for the quarter due to increased demand for IoT solutions, partly offset by lower tablet net additions. Mobile connected device net additions were 169,000 in the first nine months of 2020, reflecting a decrease of 34,000 for the nine-month period, primarily due to lower tablet net additions, as well as lower IoT gross additions from a reduction in business customer activity as these customers delayed purchasing decisions during the pandemic, predominantly in the second quarter of 2020.

Subscriber loading results discussed above were impacted in the final weeks of March 2020 and throughout the second quarter of 2020 due to the COVID-19 pandemic and from the restrictions put in place to protect our customers and team members, including the closure of certain stores in shopping malls and other conventional retail outlets. Our digital sales channels are well-equipped to handle the additional traffic left unaddressed by physical sales.

Equipment and other service revenues increased by $38 million in the third quarter of 2020, reflecting higher-value smartphones in the sales mix for gross adds and retention units. Equipment and other service revenues decreased by $110 million in the first nine months of 2020, reflecting significantly lower contracted volumes, due to customers reducing their general shopping habits primarily attributed to the temporary closure of certain sales channels because of the COVID-19 pandemic discussed above. Device financing programs, which provide transparency of full device costs resulting in customers deferring device upgrade purchases, also contributed to the decrease predominantly in the first half of the year.

Other operating income increased by $7 million in the third quarter of 2020 mainly related to higher net gains from the sale of certain assets. Other operating income decreased by $5 million in the first nine months of 2020 largely attributed to lease-up period and other equity losses related to real estate joint ventures.

Intersegment revenues represent network services that are eliminated upon consolidation, along with the associated wireline expenses.

Operating expenses – Wireless segment

	Third quarters ended September 30			Nine-month periods ended September 30
($ in millions)	2020	2019	Change	2020	2019	Change
Goods and services purchased:
Equipment sales expenses	518	481	7.7%	1,214	1,346	(9.8)%
Network operating expenses	208	205	1.5%	585	587	(0.3)%
Marketing expenses	86	103	(16.5)%	248	293	(15.4)%
Other[1]	199	176	13.1%	578	522	10.7%
Employee benefits expense[1]	144	164	(12.2)%	470	488	(3.7)%
Wireless operating expenses	1,155	1,129	2.3%	3,095	3,236	(4.4)%

1	Includes restructuring and other costs. See Section 11.1 Non-GAAP and other financial measures.

Wireless operating expenses increased by $26 million in the third quarter of 2020 and decreased by $141 million in the first nine months of 2020.

Equipment sales expenses increased by $37 million in the third quarter of 2020, due to an increased mix of higher-value devices in the sales mix. Equipment sales expense decreased by $132 million in the first nine months of 2020, largely due to significantly lower contracted volumes partly offset by higher-value devices in the sales mix, as discussed above.

Network operating expenses increased by $3 million in the third quarter of 2020, mainly due to increased costs resulting from our larger subscriber base and increased expenses related to the Canadian Radio-television and Telecommunications Commission (CRTC) Broadband Fund, partly offset by network site utilities savings and lower roaming expense from decreased travel. Network operating expenses were relatively flat in the first nine months of 2020.

Marketing expenses decreased by $17 million in the third quarter of 2020 and $45 million in the first nine months of 2020, driven by lower commissions expense, partly due to an increased mix of digital sales, as well as a reduction in advertising and promotional activities in response to the COVID-19 pandemic.

Other goods and services purchased increased by $23 million in the third quarter of 2020 and $56 million in the first nine months of 2020, mostly resulting from the economic impacts and response to the COVID-19 pandemic, including higher non-labour-related restructuring and other costs, partly offset by enhanced cost efficiency programs. We also experienced increases in our bad debt expense which occurred earlier in the pandemic period, predominantly in the second quarter of 2020.

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Employee benefits expense decreased by $20 million in the third quarter of 2020 and $18 million in the first nine months of 2020, primarily due to the Canada Emergency Wage Subsidy (CEWS) program, a federal government initiative offered to eligible employers during the COVID-19 pandemic, fewer front line hours and increased capitalized labour. These factors were partly offset by an increase in deferred vacation related to the pandemic and compensation increases committed prior to the declaration of the pandemic.

EBITDA – Wireless segment

	Third quarters ended September 30				Nine-month periods ended September 30
($ in millions, except margins)	2020	2019	Change		2020	2019	Change
EBITDA	945	970	(2.6)%		2,749	2,797	(1.7)%
Add restructuring and other costs included in EBITDA	12	6	n/m		34	20	n/m
Add lease-up period and other equity losses related to real estate joint ventures	4	—	n/m		8	—	n/m
Adjusted EBITDA[1]	961	976	(1.6)%		2,791	2,817	(0.9)%
EBITDA margin (%)	45.0	46.2	(1.2	)pts.	47.0	46.4	0.6	pts.
Adjusted EBITDA margin[2] (%)	45.6	46.5	(0.9	)pts.	47.7	46.7	1.0	pt.

1	See description under EBITDA in Section 11.1 Non-GAAP and other financial measures.
2	Adjusted EBITDA margin is Adjusted EBITDA divided by Operating revenues, where the calculation of Operating revenues excludes lease-up period and other equity losses related to real estate joint ventures.

Wireless EBITDA decreased by $25 million or 2.6% in the third quarter of 2020 and $48 million or 1.7% in the first nine months of 2020. Wireless Adjusted EBITDA decreased by $15 million or 1.6% in the third quarter of 2020 reflecting the impacts of the COVID-19 pandemic, including lower roaming revenue resulting from restricted travel, the temporary closure of approximately 90% of our conventional retail stores, and decreases in chargeable usage as more people work from home and offload their mobile devices onto Wi-Fi networks. This was partially offset by enhanced cost efficiency programs, increased gains on sales of assets, and increases in our subscriber base. Wireless Adjusted EBITDA decreased by $26 million or 0.9% in the first nine months of 2020, reflecting the same items as noted in the third quarter of 2020, in addition to temporary waives of late payment charges and increased bad debt expense.

5.5 Wireline segment

Wireline trends

The nature of the COVID-19 pandemic and the uncertainty of its magnitude, length and the time to recovery are not currently able to be estimated. Therefore, trends identified prior to the first quarter of 2020 and described below may not be indicative of trends effective from the first quarter of 2020 onwards, as the COVID-19 pandemic prevents us and our customers from operating in the normal course of business in certain areas. For example, the COVID-19 pandemic has constrained our ability to complete installations in the traditional manner. As well, our business customers are faced with reduced and/or closed operations. Refer to Section 1.2 for further discussion of the COVID-19 pandemic and its impacts on our wireline operations.

The trend over the last eight quarters of increases in wireline service revenue reflects growth in internet and third wave data services, TI revenues, TV revenues, health revenues, and home and business smart technology (including security) revenues, and is partly offset by declining wireline legacy voice and legacy data revenues. As well, increased wireline data services revenues include revenues from business acquisitions, including our acquisitions of ADT Canada on November 5, 2019 (where there were significant integration and customer retention costs in 2019, which will continue throughout 2020 and early 2021, the full expected operations rate is expected after that time), and CCC acquired on January 31, 2020. The increases in year-over-year internet and TV service revenues are being generated by subscriber growth and higher internet revenue per customer resulting from upgrades to faster speeds, larger data usage rate plans, diverse bundled product offerings, and the ongoing expansion of our fibre footprint. We expect continued internet subscriber base growth as we continue our investments in expanding our fibre-optic infrastructure, supplemented with our low customer churn rate. The total number of TV subscribers has increased (in contrast to market-reported declines in traditional television viewing habits) as a result of higher net additions in response to our diverse and flexible product offerings, combined with our low customer churn rate. Security subscriber base growth is increasing as a result of business acquisitions and organic growth. Wireline growth has also been attributed to the adoption of the TELUS Whole Home bundle to meet the demand of multiple services per home. The COVID-19 pandemic and physical distancing requirements impacted security installations as access to homes and businesses were restricted, however, this was partly mitigated as we adapted our processes for keeping our customers connected and protected through offering a range of installation options, including virtually. Residential voice subscriber losses continue to reflect the ongoing trend of substitution by wireless and internet-based services, but were partly mitigated by the success of our bundled service offerings and lower-priced offerings. The trend of declining legacy wireline voice revenues is due to technological substitution, greater use of inclusive long distance coupled with lower long distance minutes used, and intensification of competition in the small and medium-sized business market, however, our rate of decline has been moderating with our utilization of bundled product offerings and successful retention efforts. The migration of business product and service offerings to IP services and the introduction of new competitors have yielded inherently lower margins compared to some legacy business product and service offerings.

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Wireline operating indicators

At September 30 (000s)	2020	2019	Change
Subscriber connections:
Internet	2,094	1,953	7.2%
TV	1,195	1,145	4.4%
Residential voice	1,173	1,216	(3.5)%
Security[1]	684	103	n/m
Total wireline subscriber connections[1]	5,146	4,417	16.5%

	Third quarters ended September 30			Nine-month periods ended September 30
(000s)	2020	2019	Change	2020	2019	Change
Subscriber connection net additions (losses):
Internet	50	32	56.3%	113	79	43.0%
TV	19	19	—%	35	52	(32.7)%
Residential voice	(8)	(12)	33.3%	(31)	(32)	3.1%
Security	18	14	28.6%	45	31	45.2%
Total wireline subscriber connection net additions	79	53	49.1%	162	130	24.6%

1	December 31, 2019 security subscriber connections have been increased to include approximately 490,000 subscribers related to our acquisition of ADT Canada (acquired on November 5, 2019). During the third quarter of 2020, we adjusted cumulative subscriber connections to add approximately 31,000 subscribers as a result of a business acquisition.

Operating revenues – Wireline segment

	Third quarters ended September 30			Nine-month periods ended September 30
($ in millions)	2020	2019	Change	2020	2019	Change
Data services	1,557	1,266	23.0%	4,494	3,750	19.8%
Voice services	222	244	(9.0)%	694	746	(7.0)%
Other services and equipment	108	95	13.7%	301	288	4.5%
Revenues arising from contracts with customers	1,887	1,605	17.6%	5,489	4,784	14.7%
Other operating income	9	6	50.0%	114	23	n/m
External operating revenues	1,896	1,611	17.7%	5,603	4,807	16.6%
Intersegment revenues	67	67	—%	194	183	6.0%
Wireline operating revenues	1,963	1,678	17.0%	5,797	4,990	16.2%

Wireline operating revenues increased by $285 million in the third quarter of 2020 and $807 million in the first nine months of 2020.

•	Data services revenues increased by $291 million in the third quarter of 2020. The increase was driven by: (i) growth in TI revenues primarily driven by the acquisition of CCC, growth in business volumes resulting from expanded services for existing customers and customer growth, partly offset by temporary disruptions due to government-mandated site closures in response to the COVID-19 pandemic; (ii) increased revenues from home and business smart technology (including security), driven by business acquisitions, including ADT Canada, and expanded services; (iii) increased internet and third wave data service revenues, reflecting a 7.2% increase in our internet subscribers over the last 12 months and higher revenue per customer from faster internet speed upgrades, larger data usage internet rate plans and rate changes, partly offset by continued initiatives to assist customers during the pandemic, including the extension of our Internet for Good program to students. Health revenue experienced growth driven by our virtual care solutions and expanded services for existing customers, while the recovery of our conventional Medisys and Copeman clinics and the health benefit claims services, which administers processing of in-person claims, was slowed by the lingering impacts of the pandemic. The aforementioned growth factors were partly offset by (i) decreased TV revenues from lower revenue per customer, partly due to changing customer preferences and availability of sports and on-demand content related to the COVID-19 pandemic; and (ii) the ongoing decline in legacy data service revenues and lower revenue from our business customers as they redeploy their resources.

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Data services revenues increased by $744 million in the first nine months of 2020. The increase was driven by aforementioned growth in TI revenues, increased revenues from home and business smart technology (including security), and increased internet and third wave data service revenues, as well as higher TV revenues, reflecting subscriber growth of 4.4% over the last 12 months, and increased revenues from our virtual care solutions. This growth was partly offset by other impacts caused by the pandemic, including a decline in health revenue mainly from the temporary closures of our conventional Medisys and Copeman clinics for all non-essential services and reduced health benefit claims, in addition to lower revenue from our business customers as they redeploy their resources. Additionally, data services revenue growth was partially offset by the ongoing decline in legacy data service revenues and lower revenue from our business customers as they redeploy their resources.

•	Voice services revenues decreased by $22 million in the third quarter of 2020 and $52 million in the first nine months of 2020, reflecting the ongoing decline in legacy voice revenues resulting from technological substitution, greater use of inclusive long distance plans and price plan changes. Declines were moderated with our utilization of bundled product offerings and successful retention efforts. For the first nine months of 2020, declines were also moderated by a temporary increase in long distance usage as customers remained connected during the COVID-19 pandemic. We experienced a 3.5% decline in residential voice subscribers over the last 12 months as well as for the 12-month period ended September 30, 2019.

•	Other services and equipment revenues increased by $13 million in both the third quarter of 2020 and in the first nine months of 2020, mainly from smart technology equipment sales.

•	Wireline subscriber connection net additions were 79,000 in the third quarter of 2020 and 162,000 in the first nine months of 2020, reflecting increases of 26,000 for the quarter and 32,000 for the nine-month period.

•	Internet net additions were 50,000 in the third quarter of 2020 and 113,000 in the first nine months of 2020, reflecting increases of 18,000 for the quarter and 34,000 for the nine-month period. The increases were due to continued net new demand from consumers and businesses for our TELUS PureFibre service as we continued to keep our customers connected through a range of installation options, as well as lower customer churn resulting from our customers first initiatives and retention programs, the success of our bundled product offerings and reduced switching activity between providers due to the COVID-19 pandemic. Our continued focus on connecting more homes and businesses directly to fibre (with TELUS PureFibre available to approximately 78% of our broadband footprint at the end of the third quarter of 2020), expanding and enhancing our addressable high-speed internet and Optik TV footprint, and bundling these services together, contributed to combined internet, TV and security subscriber growth of 772,000 over the last 12 months (inclusive of 490,000 security customers acquired from ADT Canada.)

•	TV net additions were 19,000 in the third quarter of 2020, flat compared to the third quarter of 2019. TV net additions were 35,000 in the first nine months of 2020, a decrease of 17,000 for the nine-month period, mainly due to lower gross additions as a result of the impact of the COVID-19 pandemic and the changing landscape of increased streaming services, partly offset by a lower customer churn rate from strong retention efforts, the success of our bundled product offerings and reduced switching activity due to the pandemic.

•	Residential voice net losses were limited to only 8,000 in the third quarter of 2020 representing our fewest quarterly net losses since 2004, and 31,000 in the first nine months of 2020, as compared to residential voice net losses of 12,000 and 32,000, respectively, in the same periods in 2019. The residential voice subscriber losses continue to reflect the trend of substitution by wireless and internet-based services, partially mitigated by our expanding fibre footprint and bundled product offerings and our strong retention efforts, including lower-priced offerings.

•	Security net additions were 18,000 in the third quarter of 2020 and 45,000 in the first nine months of 2020, reflecting increases of 4,000 for the quarter and 14,000 for the nine-month period, driven from strong organic growth as we continued to keep our customers connected and protected through offering a range of installation options and demand from our bundled product offerings.

Subscriber loading results discussed above were impacted in the final weeks of March 2020 and throughout the second quarter of 2020 due to the COVID-19 pandemic and from the restrictions put in place to protect our customers and our team members, including physical distancing, which had impacted our ability to enter homes and businesses to complete installations. Where possible, we have successfully evolved our processes to permit customers to install their own equipment with the support of our technicians via a smartphone.

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Other operating income increased by $3 million in the third quarter of 2020, largely attributed to the reversal of a provision arising from a business combination, partly offset by lease-up period and other equity losses related to real estate joint ventures. Other operating income increased by $91 million in the first nine months of 2020, which in addition to activity impacting the third quarter of 2020, included a decrease and subsequent retirement of a provision arising from business acquisition-related written put options within TI.

Intersegment revenues represent services provided to the wireless segment, including those from TI. Such revenue is eliminated upon consolidation, together with the associated expenses in wireless.

Operating expenses – Wireline segment

	Third quarters ended September 30			Nine-month periods ended September 30
($ in millions)	2020	2019	Change	2020	2019	Change
Goods and services purchased[1]	703	617	13.9%	2,115	1,864	13.5%
Employee benefits expense[1]	815	597	36.5%	2,273	1,737	30.9%
Wireline operating expenses	1,518	1,214	25.0%	4,388	3,601	21.9%

1	Includes restructuring and other costs. See Section 11.1 Non-GAAP and other financial measures.

Wireline operating expenses increased by $304 million in the third quarter of 2020 and $787 million in the first nine months of 2020.

Goods and services purchased increased by $86 million in the third quarter of 2020 and $251 million in the first nine months of 2020, mainly due to higher operating and administrative costs associated with business acquisitions and TI revenue growth, increases in non-labour related restructuring and other costs related to efficiency initiatives and the COVID-19 pandemic, higher product costs in support of our growing subscriber base, including TV and virtual care health subscribers, and increasing rates for TV content. The first nine months of 2020 also saw an increase from higher bad debt expense resulting from the pandemic. These factors were partly offset by savings achieved from the enhanced cost-savings initiatives in response to the economic impacts of the pandemic.

Employee benefits expense increased by $218 million in the third quarter of 2020 and $536 million in the first nine months of 2020, primarily due to an increase in compensation and benefits costs resulting from an increase in the number of employees from business acquisitions and supporting organic TI revenue growth, compensation rate increases, and higher labour-related restructuring and other costs. These factors were partly offset by lower overtime costs. The increase in the first nine months of 2020 was also partly offset by lower labour-related restructuring and other costs and a decrease in the number of domestic FTEs.

EBITDA – Wireline segment

	Third quarters ended September 30				Nine-month periods ended September 30
($ in millions, except margins)	2020	2019	Change		2020	2019	Change
EBITDA[1]	445	464	(4.1)%		1,409	1,389	1.4%
Add restructuring and other costs included in EBITDA	46	23	n/m		154	74	n/m
Add lease-up period and other equity losses related to real estate joint ventures	4	—	n/m		9	—	n/m
Deduct retirement of a provision arising from business acquisition-related written put options within TI	—	—	n/m		(71)	—	n/m
Adjusted EBITDA[1]	495	487	1.6%		1,501	1,463	2.6%
EBITDA margin (%)	22.6	27.6	(5.0	)pts.	24.3	27.8	(3.5	)pts.
Adjusted EBITDA margin[1,2] (%)	25.1	29.0	(3.9	)pts.	26.2	29.3	(3.1	)pts.

1	See description under EBITDA in Section 11.1 Non-GAAP and other financial measures.
2	Adjusted EBITDA margin is Adjusted EBITDA divided by Operating revenues, where the calculation of Operating revenues excludes lease-up period and other equity losses related to real estate joint ventures and a retirement of a provision arising from business acquisition-related written put options within TI.

Wireline EBITDA decreased by $19 million or 4.1% in the third quarter of 2020 and increased by $20 million or 1.4% in the first nine months of 2020. Excluding the second quarter of 2020 effects of a gain on a retirement of a provision arising from business acquisition-related written put options within TI of $71 million, wireline EBITDA decreased by $51 million or 3.7% in the first nine months of 2020.

Wireline Adjusted EBITDA increased by $8 million or 1.6% in the third quarter of 2020. The increase was reflective of increased contribution from TI as a result of the acquisition of CCC, expanded services for existing customers and customer growth; growth from our home and business smart technology (including security), driven by business acquisitions and expanded services; and higher internet margins. These factors were partially offset by higher employee benefits expense, as well as higher operating and administrative costs associated with business acquisitions and TI growth, a decline in TV margin as a result of lower revenue per customer and higher content costs, and a decline in the contribution from our legacy voice and legacy data services. Our health business saw growth from our virtual care solutions, which was mostly offset by higher product costs in support of growth, lower contribution from our conventional health business in Medisys and Copeman clinics, and reduced health benefit claims due to the lingering COVID-19 pandemic impacts on business recovery.

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Wireline Adjusted EBITDA increased by $38 million or 2.6% in the first nine months of 2020. The increase was reflective of the aforementioned contribution from TI, improved home and business smart technology (including security) margins, improved internet margins, and a decrease in a provision arising from business acquisition-related written put options within TI. These factors were partly offset by COVID-19 pandemic impacts as described above, the continued decline of legacy voice and legacy data services, higher employee benefits expense and other costs related to business acquisitions, and increased bad debt expense.

6.	Changes in financial position

Financial position at:	Sept. 30	Dec. 31
($ millions)	2020	2019	Change	Change includes:
Current assets
Cash and temporary investments, net	621	535	86	See Section 7 Liquidity and capital resources
Accounts receivable	2,172	1,962	210	Increased primarily due to the acquisition of Competence Call Center (CCC), as well as an increase in unbilled customer finance receivables from our Bring-It-Back program and the TELUS Easy Payment device financing program, partly offset by the timing of wireless wholesale customer receipts and an increase in our allowance for doubtful accounts
Income and other taxes receivable	154	127	27	Instalments to date are greater than the expense
Inventories	350	437	(87)	A decrease in the volume of handsets
Contract assets	480	737	(257)	Refer to description in non-current contract assets
Prepaid expenses	588	547	41	Increased due to the annual prepayment of statutory employee benefits, wireless spectrum licence fees, net of amortization, property taxes and maintenance contracts, partly offset by a decrease in prepaid rent
Current derivative assets	5	8	(3)	A decrease in the notional amount of U.S. currency hedging items.
Current liabilities
Short-term borrowings	115	100	15	See Section 7.7 Sale of trade receivables
Accounts payable and accrued liabilities	3,092	2,749	343	Increases in accrued liabilities, payroll and other employee-related liabilities, commodity taxes, partly offset by the timing of accounts payable
Income and other taxes payable	113	55	58	Increase mainly due to the acquisition activity in the period partially offset by instalments to date being greater than the expense
Dividends payable	374	352	22	Effects of increases in the number of shares outstanding
Advance billings and customer deposits	733	675	58	An increase in customer deposits and advance billings, reflecting increased wireless subscriber growth during the period. See Note 24 of the interim consolidated financial statements
Provisions	75	288	(213)	A retirement of a written put provision and disbursements exceeding new provisions
Current maturities of long-term debt	1,055	1,332	(277)	A decrease in outstanding commercial paper, partly offset by an increase from reclassification from long-term debt relating to the upcoming 2021 maturity of $175 million of our 10.65% debentures, Series 3, in June 2021
Current derivative liabilities	12	23	(11)	A decrease in the notional amount of U.S. currency hedging items.
Working capital (Current assets subtracting Current liabilities)	(1,199)	(1,221)	22	TELUS normally has a negative working capital position. See Financing and capital structure management plans in Section 4.3 and the Liquidity risk discussion in Section 7.9.

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Financial position at:	Sept. 30	Dec. 31
($ millions)	2020	2019	Change	Change includes:
Non-current assets
Property, plant and equipment, net	14,834	14,232	602	See Capital expenditures in Section 7.3 Cash used by investing activities and Depreciation in Section 5.3 Consolidated operations
Intangible assets, net	14,021	12,846	1,175	See Capital expenditures in Section 7.3 Cash used by investing activities and Amortization of intangible assets in Section 5.3 Consolidated operations
Goodwill, net	6,514	5,307	1,207	An increase primarily driven by the acquisitions of CCC, AFS Technologies Inc., and Mobile Klinik. See Note 18 of the interim consolidated financial statements
Contract assets	233	328	(95)	Primarily driven by lower subsidized devices from the introduction of our TELUS Easy Payment device financing program. Additionally, there was a higher proportion of customers who brought their own device, as well as fewer contract additions attributed to the pandemic
Other long-term assets	1,237	919	318	An increase in derivative assets due to the combined effect of the movement of foreign exchange rates relative to hedged rates with the relative movement between U.S. and Canadian interest rates, partly offset by a decrease in pension assets resulting from financial assumption re-measurements exceeding the effects of pension plan returns greater than the discount rate.
Non-current liabilities
Provisions	634	590	44	A net increase in business acquisition-related provisions, combined with increases in restructuring provisions and asset retirement obligations
Long-term debt	17,834	17,142	692	See Section 7.4 Cash provided (used) by financing activities
Other long-term liabilities	1,096	806	290	An increase in pension liabilities resulting from losses arising from financial assumption re-measurements exceeding the effects of pension plan returns greater than the discount rate
Deferred income taxes	3,583	3,214	369	An overall increase in temporary differences between the accounting and tax basis of assets and liabilities including those from acquisition activity.
Owners’ equity
Common equity	12,136	10,548	1,588	See Consolidated statements of changes in owners’ equity in the interim consolidated financial statements
Non-controlling interests	357	111	246	See Consolidated statements of changes in owners’ equity in the interim consolidated financial statements.

7.	Liquidity and capital resources

This section contains forward-looking statements, including those with respect to our dividend payout ratio and net debt to EBITDA – excluding restructuring and other costs ratio. See Caution regarding forward-looking statements at the beginning of this MD&A. Refer to Section 1.2 for further discussion on the COVID-19 pandemic and its impacts on our liquidity and capital resources.

7.1 Overview

Our capital structure financial policies and financing and capital structure management plans are described in Section 4.3.

Cash flows

	Third quarters ended September 30			Nine-month periods ended September 30
($ millions)	2020	2019	Change	2020	2019	Change
Cash provided by operating activities	902	1,148	(246)	3,541	3,098	443
Cash used by investing activities	(1,176)	(871)	(305)	(3,958)	(3,433)	(525)
Cash provided (used) by financing activities	(76)	(124)	48	503	291	212
Increase (decrease) in Cash and temporary investments, net	(350)	153	(503)	86	(44)	130
Cash and temporary investments, net, beginning of period	971	217	754	535	414	121
Cash and temporary investments, net, end of period	621	370	251	621	370	251

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7.2 Cash provided by operating activities

Analysis of changes in cash provided by operating activities

	Third quarters ended September 30			Nine-month periods ended September 30
($ millions)	2020	2019	Change	2020	2019	Change
EBITDA[1] (see Section 5.4 and Section 5.5)	1,390	1,434	(44)	4,158	4,186	(28)
Restructuring and other costs, net of disbursements	(5)	(3)	(2)	21	(35)	56
Employee defined benefit plans expense, net of employer contributions	15	9	6	40	20	20
Share-based compensation expense, net of payments	25	14	11	89	53	36
Interest paid, net of interest received	(191)	(206)	15	(561)	(527)	(34)
Income taxes paid, net of recoveries received	(198)	(97)	(101)	(335)	(570)	235
Other operating working capital changes	(134)	(3)	(131)	129	(29)	158
Cash provided by operating activities	902	1,148	(246)	3,541	3,098	443

1	See description under EBITDA in Section 11.1 Non-GAAP and other financial measures.

Cash provided by operating activities decreased by $246 million in the third quarter of 2020 and increased by $443  million in the first nine months of 2020.

•	Restructuring and other costs, net of disbursements, represented a net change of $2 million in the third quarter of 2020 and $56 million in the first nine months of 2020. In the first nine months of 2020, we made lower restructuring and other costs disbursements net of expense, related to improving our overall cost structure and operational effectiveness, as well as incurring restructuring and other costs related to the COVID-19 pandemic. Additionally, in the first nine months of 2020, we incurred restructuring and other costs in connection with our acquisition of Competence Call Center (CCC).

•	Income taxes paid, net of recoveries received, increased by $101 million in the third quarter of 2020 as income tax instalment payments were deferred into the third quarter of 2020 as permitted by several government jurisdictions as part of their COVID-19 pandemic responses. Income taxes paid, net of recoveries received, decreased by $235 million in the first nine months of 2020, primarily due to a final income tax payment of $270 million in the first quarter of 2019 for the 2018 income tax year, which did not recur in 2020.

•	For a discussion of Other operating working capital changes, see Section 6 Changes in financial position and Note 31(a) of the interim consolidated financial statements.

7.3 Cash used by investing activities

Analysis of changes in cash used by investing activities

	Third quarters ended September 30			Nine-month periods ended September 30
($ millions)	2020	2019	Change	2020	2019	Change
Cash payments for capital assets, excluding spectrum licences	(666)	(694)	28	(2,140)	(2,132)	(8)
Cash payments for spectrum licences	—	(11)	11	—	(942)	942
Cash payments for acquisitions, net	(549)	(160)	(389)	(1,760)	(348)	(1,412)
Advances to, and investment in, real estate joint ventures and associate, net of real estate joint venture receipts	(7)	(9)	2	(92)	(24)	(68)
Proceeds on disposition	85	12	73	85	12	73
Other	(39)	(9)	(30)	(51)	1	(52)
Cash used by investing activities	(1,176)	(871)	(305)	(3,958)	(3,433)	(525)

Cash used by investing activities increased by $305 million in the third quarter of 2020 and $525 million in the first nine months of 2020.

•	The decrease in Cash payments for capital assets, excluding spectrum licences in the third quarter of 2020, was composed of:

•	Lower capital expenditure payments with respect to payment timing differences, as the change in associated Accounts payable and accrued liabilities increased by $21 million.

•	A decrease in capital expenditures of $7 million (see the Capital expenditure measures table and discussion below).

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The increase in Cash payments for capital assets, excluding spectrum licences in the first nine months of 2020, was composed of:

•	Higher capital expenditure payments with respect to payment timing differences, as the change in associated Accounts payable and accrued liabilities decreased by $10 million.

•	A decrease in capital expenditures of $2 million (see the Capital expenditure measures table and discussion below).

•	Cash payments for spectrum licences in the second quarter of 2019 and the first nine months of 2019 relate to the 600 MHz spectrum auction.

•	In the third quarter of 2020, we made cash payments for Mobile Klinik and AFS Technologies Inc. (AFS), as noted in Section 1.3, and other individually immaterial acquisitions complementary to our existing lines of business. In addition to the activity from the third quarter of 2020, in the first nine months of 2020, we made cash payments for CCC and other individually immaterial acquisitions complementary to our existing lines of business. This is compared to business acquisition activity in the first nine months of 2019 that included the acquisition of a telecommunications business, a smart data solutions business and other individually immaterial acquisitions.

•	Advances to, and investment in, real estate joint ventures and associate, net of real estate joint venture receipts decreased by $2 million in the third quarter of 2020 and increased by $68 million in the first nine months of 2020, predominantly related to our acquisition of a 28% basic equity interest in Miovision Technologies Incorporated.

•	Proceeds on disposition increased by $73 million in both the third quarter of 2020 and the first nine months of 2020, primarily attributed to the sale of certain assets.

Capital expenditure measures

	Third quarters ended September 30				Nine-month periods ended September 30
($ millions, except capital expenditure intensity)	2020	2019	Change		2020	2019	Change
Capital expenditures[1]
Wireless segment	212	251	(15.5)%		640	651	(1.7)%
Wireline segment	529	497	6.4%		1,522	1,513	0.6%
Consolidated	741	748	(0.9)%		2,162	2,164	(0.1)%
Wireless segment capital expenditure intensity (%)	10	12	(2	) pts.	11	11	—	pts.
Wireline segment capital expenditure intensity (%)	27	30	(3	) pts.	26	30	(4	) pts.
Consolidated capital expenditure intensity[2] (%)	19	20	(1	) pt.	19	20	(1	) pt.

1	Capital expenditures include assets purchased, excluding right-of-use lease assets, but not yet paid for, and therefore differ from Cash payments for capital assets, excluding spectrum licences, as reported in the condensed interim consolidated statements of cash flows. Refer to Note 31 of the interim consolidated financial statements for further information.
2	See Section 11.1 Non-GAAP and other financial measures.

Consolidated capital expenditures decreased by $7 million in the third quarter of 2020 and $2 million in the first nine months of 2020, due to the timing of our fibre build activities and efficiencies in our 4G network expenditures. These decreases were partially offset by increased investments in our 5G network, in addition to investments to increase system capacity and reliability during the pandemic. With our ongoing investments, we are advancing wireless speeds and coverage that enabled our 5G network launch, continuing to connect additional homes and businesses directly to our fibre-optic technology, and supporting systems reliability and operational efficiency and effectiveness efforts. These investments also support our internet, TV and security subscriber growth, address our customers’ demand for faster internet speeds, and extend the reach and functionality of our business and healthcare solutions. By September 30, 2020, we had made TELUS PureFibre available to approximately 78% of our broadband footprint. Furthermore, at September 30, 2020, our 5G network covered over 7.3 million Canadians representing almost 20% of the population. At the end of the third quarter of 2020, our 5G network was available in 24 cities and we expect to increase our coverage to a total of 50 communities by the end of 2020.

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7.4 Cash provided (used) by financing activities

Analysis of changes in cash provided (used) by financing activities

	Third quarters ended September 30			Nine-month periods ended September 30
($ millions)	2020	2019	Change	2020	2019	Change
Common Shares issued	—	—	—	1,495	—	1,495
Dividends paid to holders of Common Shares	(232)	(316)	84	(694)	(926)	232
Issue (repayment) of short-term borrowings, net	7	1	6	7	1	6
Long-term debt issued, net of redemptions and repayment (redemption and repayments, net of issuances)	149	197	(48)	(441)	1,251	(1,692)
Shares of subsidiary issued to non-controlling interests	—	—	—	209	—	209
Other	—	(6)	6	(73)	(35)	(38)
Cash provided (used) by financing activities	(76)	(124)	48	503	291	212

Cash used by financing activities decreased by $48 million in the third quarter of 2020 while Cash provided by financing activities increased by $212 million in the first nine months of 2020.

Common Shares issued

Common Shares issued reflect 57,500,000 Common Shares issued in the first quarter of 2020.

Dividends paid to holders of Common Shares

Our dividend reinvestment and share purchase (DRISP) plan trustee acquired shares from Treasury for the DRISP plan, rather than acquiring Common Shares in the stock market. Effective with the dividends paid on October 1, 2019, we offered Common Shares from Treasury at a discount of 2%. Cash payments for dividends decreased by $84 million in the third quarter of 2020 and $232 million in the first nine months of 2020, which reflected the DRISP plan trustee acquiring an increased number of Common Shares from Treasury for the DRISP plan. This was partly offset by higher dividend rates under our dividend growth program (see Section 4.3) and an increase in the number of shares outstanding. During the third quarter of 2020, our DRISP plan trustee acquired Common Shares for $140 million.

In October 2020, we paid dividends of $236 million to the holders of Common Shares and the trustee acquired dividend reinvestment Common Shares from Treasury for $138 million, totalling $374 million.

Issue (repayment) of short-term borrowings, net

In the first quarter of 2020, we drew-down and repaid $200 million advanced to us from an arm’s-length securitization trust. In the third quarter of 2020, we issued short-term borrowings of $15 million and repaid $8 million in connection with business combination activity.

Long-term debt issues and repayments

In the third quarter of 2020, long-term debt issues, net of redemptions and repayments, were $149 million, a change of $48 million, compared to $197 million in the third quarter of 2019, primarily composed of:

•	A net increase in commercial paper outstanding, including foreign exchange effects, of $427 million to a balance of $427 million (US$320 million) at September 30, 2020, from a balance of $NIL million (US$NIL million) at June 30, 2020. Our commercial paper program, when utilized, provides low-cost funds and is fully backstopped by the five-year committed credit facility (see Section 7.6 Credit facilities).

•	A decrease in net draws on the TELUS International (Cda) Inc. credit facility, including foreign exchange effects, of $83 million. As at September 30, 2020, net draws due to a syndicate of financial institutions (excluding TELUS Corporation) were US$820 million, whereas as at June 30, 2020, net draws were US$865 million. The credit facility is non-recourse to TELUS Corporation. In connection with the acquisition of CCC during the three-month period ended March 31, 2020, as described in Note 18(b) of the interim consolidated financial statements, incremental amounts were drawn on the facility.

•	In connection with our acquisition of AFS, we repaid acquired other long-term debt of $118 million.

For the first nine months of 2020, long-term debt redemptions and repayments, net of issues, were $441 million, resulting in a change of $1,692 million compared to long-term debt issues, net of redemptions and repayments, of $1,251 million in the first nine months of 2019. In addition to some activity from the third quarter of 2020, the change in balance for the first nine months of 2020 was primarily composed of:

•	A net decrease in commercial paper outstanding, including foreign exchange effects, of $588 million from a balance of $1,015 million (US$781 million) at December 31, 2019.

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•	An increase in net draws on the TELUS International (Cda) Inc. credit facility, including foreign exchange effects, of $653 million. As at December 31, 2019, net draws due to a syndicate of financial institutions (excluding TELUS Corporation) were US$336 million.

•	The May 29, 2020 issues of $600 million of senior unsecured 2.35% Notes, Series CAC, due January 27, 2028, and $400 million through the re-opening of 3.95% Notes, Series CAB, due February 16, 2050. The net proceeds of this offering were used for the early full redemption of $400 million 3.60% Series CM notes due January 26, 2021, and the early full redemption of $500 million 3.20% Series CO notes due April 5, 2021, and for general corporate purposes. The long-term debt prepayment premium for the entire $400 million Series CM and $500 million Series CO notes redemptions was $18 million before income taxes.

•	In connection with our acquisition of CCC, we repaid acquired other long-term debt of $185 million.

The average term to maturity of our long-term debt (excluding commercial paper, the revolving component of the TELUS International (Cda) Inc. credit facility, lease liabilities and other long-term debt) was approximately 12.7 years as at September 30, 2020, decreasing from approximately 12.8 years as at December 31, 2019, and flat compared to September 30, 2019. Additionally, the weighted average cost of our long-term debt (excluding commercial paper, the revolving component of the TELUS International (Cda) Inc. credit facility, lease liabilities and other long-term debt) was 3.85% as at September 30, 2020, decreasing from 3.94% as at December 31, 2019, and from 3.98% as at September 30, 2019.

Shares of subsidiary issued to non-controlling interests

In the first nine months of 2020, our TELUS International (Cda) Inc. subsidiary issued shares to non-controlling interests related to our acquisition of CCC.

Other

In the first nine months of 2020, we incurred certain debt issuance costs in connection with our issues of $600 million of Series CAC notes and $400 million of Series CAB notes. Additionally, in connection with our 57,500,000 Common Shares issued in the first quarter of 2020, we incurred certain equity issuance costs.

7.5 Liquidity and capital resource measures

Net debt was $18.5 billion at September 30, 2020, an increase of $1.5 billion compared to one year earlier, resulting mainly from the December 2019 issuances of $600 million of Series CAA notes and $400 million of Series CAB notes, as well as the issuances of $600 million of Series CAC notes and the re-opening of $400 million of Series CAB notes described in Section 7.4, and an increase in net draws due to a syndicate of financial institutions on the TELUS International (Cda) Inc. credit facility. These factors were partially offset by the early redemptions of Series CM notes and Series CO notes described in Section 7.4, a decrease in commercial paper outstanding and higher Cash and temporary investments.

Fixed-rate debt as a proportion of total indebtedness excludes lease liabilities and other long-term debt, and was 94% as at September 30, 2020, up from 93% one year earlier, mainly due to the December 2019 issuances of Series CAA notes and Series CAB notes, as well as the issuances of Series CAC notes and the re-opening of Series CAB notes as described in Section 7.4, partly offset by the early redemptions of Series CM notes and Series CO notes also described in Section 7.4. In addition, there was a decrease in commercial paper outstanding, which is classified as floating-rate debt in this calculation. These factors were offset by an increase in the amounts drawn on the TELUS International (Cda) Inc. credit facility due to a syndicate of financial institutions, which is non-recourse to TELUS Corporation.

Net debt to EBITDA – excluding restructuring and other costs ratio was 3.21 times, as measured at September 30, 2020, up from 3.05 times one year earlier. Our long-term objective for this measure is within a range of 2.20 to 2.70 times, which we believe is consistent with maintaining investment grade credit ratings in the range of BBB+, or the equivalent, and providing reasonable access to capital. As at September 30, 2020, this ratio remains outside of the long-term objective range due to prior issuances of incremental debt, primarily due to business acquisitions and the acquisition of spectrum licences, partially offset by growth in EBITDA – excluding restructuring and other costs. EBITDA growth was reduced by impacts from the COVID-19 pandemic. As at September 30, 2020, business acquisitions over the last 12 months increased the ratio by approximately 0.39 and the acquisition of spectrum licences increased the ratio by approximately 0.20. Our recent acquisitions of spectrum licences have more than doubled our national spectrum holdings and represent an investment to extend our network capacity to support continuing data consumption growth, as well as growth in our wireless subscriber base. Given the cash demands of the 2019 and upcoming spectrum auctions and the inability to quantify impacts of the COVID-19 pandemic, the assessment of the guideline and return to the objective range remains to be determined; however, it is our intent to return to a ratio below 2.70 times in the medium term (following upcoming spectrum auctions), consistent with our long-term strategy. While this ratio exceeds our long-term objective range, we are well in compliance with the leverage ratio covenant in our credit facilities, which states that we may not permit our leverage ratio to exceed 4.25 to 1.00 at September 30, 2020 (see Section 7.6 Credit facilities).

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Liquidity and capital resource measures

As at, or 12-month periods ended, September 30	2020	2019	Change
Components of debt and coverage ratios[1] ($ millions)
Net debt	18,489	17,029	1,460
EBITDA – excluding restructuring and other costs	5,754	5,590	164
Net interest cost	782	723	59
Debt ratios
Fixed-rate debt as a proportion of total indebtedness (excluding lease liabilities and other long-term debt) (%)	94	93	1	pt.
Average term to maturity of long-term debt (excluding commercial paper, the revolving component of the TELUS International (Cda) Inc. credit facility, lease liabilities and other long-term debt) (years)	12.7	12.7	—
Weighted average interest rate on long-term debt (excluding commercial paper, the revolving component of the TELUS International (Cda) Inc. credit facility, lease liabilities and other long-term debt) (%)	3.85	3.98	(0.13	) pts.
Net debt to EBITDA – excluding restructuring and other costs[1] (times)	3.21	3.05	0.16
Coverage ratios[1] (times)
Earnings coverage	3.4	4.1	(0.7)
EBITDA – excluding restructuring and other costs interest coverage	7.4	7.7	(0.3)
Other measures[1] (%)
Determined using management measures Dividend payout ratio – net of dividend reinvestment plan effects	69	124	(55	) pts.
Determined using most comparable IFRS-IASB measures Ratio of dividends declared to cash provided by operating activities less capital expenditures (excluding spectrum licences)	100	114	(14	) pts.

1 See Section 11.1 Non-GAAP and other financial measures.

Earnings coverage ratio for the 12-month period ended September 30, 2020 was 3.4 times, down from 4.1 times one year earlier. A decrease in income before borrowing costs and income taxes reduced the ratio by 0.5, while an increase in borrowing costs reduced the ratio by 0.2.

EBITDA – excluding restructuring and other costs interest coverage ratio for the 12-month period ended September 30, 2020 was 7.4 times, down from 7.7 times one year earlier. Growth in EBITDA – excluding restructuring and other costs increased the ratio by 0.2, while an increase in net interest costs reduced the ratio by 0.5.

Dividend payout ratios: Actual dividend payout decisions will continue to be subject to our Board’s assessment and the determination of our financial position and outlook, as well as our long-term dividend payout objective range of 60 to 75% of prospective free cash flow. Commencing in 2020, so as to be consistent with the way we manage our business, we updated our revised dividend payout ratio presented to be a historical measure calculated as the sum of the last four quarters’ dividends declared for Common Shares, as recorded in the financial statements, net of dividend reinvestment plan effects, divided by the sum of the last four quarters’ free cash flow amounts for interim reporting periods. For fiscal years, the denominator is annual free cash flow (free cash flow is a non-GAAP measure, see Section 11.1). The historical measure for the 12-month period ended September 30, 2020 is presented for illustrative purposes in evaluating our target guideline. During the 12-month period ended September 30, 2020, the historical measure of our dividend payout ratio was within the range due to the discounted DRISP participation level.

7.6 Credit facilities

At September 30, 2020, we had approximately $1.8 billion of available liquidity from the TELUS revolving credit facility and $275 million of available liquidity from the TELUS International (Cda) Inc. credit facility with a syndicate of financial institutions (excluding TELUS Corporation). In addition, we had $400 million available under our trade receivables securitization program (see Section 7.7 Sale of trade receivables). We are well within our objective of generally maintaining at least $1.0 billion of available liquidity.

TELUS revolving credit facility

We have a $2.25 billion (or U.S. dollar equivalent) unsecured revolving credit facility with a syndicate of financial institutions, expiring May 31, 2023. The revolving credit facility is used for general corporate purposes, including the backstop of commercial paper, as required.

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TELUS revolving credit facility at September 30, 2020

($ millions)	Expiry	Size	Drawn	Outstanding undrawn letters of credit	Backstop for commercial paper program	Available liquidity
Revolving credit facility [1]	May 31, 2023	2,250	—	—	(427)	1,823

1 Canadian dollars or U.S. dollar equivalent.

Our revolving credit facility contains customary covenants, including a requirement that we not permit our consolidated leverage ratio to exceed 4.25 to 1.00 and that we not permit our consolidated coverage ratio to be less than 2.00 to 1.00 at the end of any financial quarter. As at September 30, 2020, our consolidated leverage ratio was 3.21 to 1.00 and our consolidated coverage ratio was 7.36 to 1.00. These ratios are expected to remain well within the covenants. There are certain minor differences in the calculation of the leverage ratio and coverage ratio under the revolving credit facility, as compared with the calculation of Net debt to EBITDA – excluding restructuring and other costs and EBITDA – excluding restructuring and other costs interest coverage. Historically, the calculations have not been materially different. The covenants are not impacted by revaluation, if any, of Property, plant and equipment, Intangible assets or Goodwill for accounting purposes. Continued access to our credit facilities is not contingent on maintaining a specific credit rating.

Commercial paper

TELUS Corporation has an unsecured commercial paper program, which is backstopped by our revolving credit facility, enabling us to issue commercial paper up to a maximum aggregate amount at any one time of $1.4 billion as at September 30, 2020. Foreign currency forward contracts are used to manage currency risk arising from issuing commercial paper denominated in U.S. dollars. The commercial paper program is to be used for general corporate purposes, including, but not limited to, capital expenditures and investments. Our ability to reasonably access the commercial paper market in the U.S. is dependent on our credit ratings (see Section 7.8 Credit ratings).

TELUS International (Cda) Inc. credit facility

As at September 30, 2020, TELUS International (Cda) Inc. had a credit facility, secured by its assets, expiring on January 28, 2025, with a syndicate of financial institutions (as 87.5% lender) and, joined in 2020, TELUS Corporation (as 12.5% lender). The credit facility is composed of a US$600 million revolving component and an amortizing US$600 million term loan component. The credit facility is non-recourse to TELUS Corporation. The outstanding revolving component and term loan components had a weighted average interest rate of 2.40% as at September 30, 2020.

In connection with the acquisition of CCC during the three-month period ended March 31, 2020, incremental amounts were drawn on the facility.

Other letter of credit facilities

At September 30, 2020, we had $190 million of letters of credit outstanding issued under various uncommitted facilities; such letter of credit facilities are in addition to the ability to provide letters of credit pursuant to our committed bank credit facility. Available liquidity under various uncommitted letters of credit facilities was $131 million at September 30, 2020.

7.7 Sale of trade receivables

TELUS Communications Inc., a wholly owned subsidiary of TELUS, is a party to an agreement with an arm’s-length securitization trust associated with a major Schedule I Canadian bank, under which it is able to sell an interest in certain trade receivables for an amount up to a maximum of $500 million. The agreement is in effect until December 31, 2021, and available liquidity was $400 million as at September 30, 2020. (See Note 22 of the interim consolidated financial statements.) Sales of trade receivables in securitization transactions are recognized as collateralized Short-term borrowings and thus do not result in our de-recognition of the trade receivables sold.

TELUS Communications Inc. is required to maintain a credit rating of at least a BB by DBRS Ltd. or the securitization trust may require the sale program to be wound down prior to the end of the term. The minimum credit rating was exceeded as of November 6, 2020.

7.8 Credit ratings

There were no changes to our investment grade credit ratings during the third quarter of 2020, or as of November 6, 2020. We believe adherence to most of our stated financial policies (see Section 4.3), coupled with our efforts to maintain a constructive relationship with banks, investors and credit rating agencies, continue to provide reasonable access to capital markets. (See Section 10.13 Financing, debt and dividends in our 2019 annual MD&A.)

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7.9 Financial instruments, commitments and contingent liabilities

Financial instruments

Our financial instruments, their accounting classification and the nature of certain risks that they may be subject to were described in Section 7.9 of our 2019 annual MD&A.

Liquidity risk

As a component of our capital structure financial policies, discussed in Section 4.3 Liquidity and capital resources, we manage liquidity risk by: maintaining a daily cash pooling process that enables us to manage our available liquidity and our liquidity requirements according to our actual needs; maintaining an agreement to sell trade receivables to an arm’s-length securitization trust; maintaining bilateral bank facilities and syndicated credit facilities; maintaining a commercial paper program; maintaining an in-effect shelf prospectus; continuously monitoring forecast and actual cash flows; and managing maturity profiles of financial assets and financial liabilities.

As at September 30, 2020, we could offer $2.0 billion of debt or equity securities pursuant to a shelf prospectus that is in effect until June 2022.

As at September 30, 2020, we had $1.8 billion of available liquidity from the TELUS revolving credit facility and $275 million of available liquidity from the TELUS International (Cda) Inc. credit facility with a syndicate of financial institutions (excluding TELUS Corporation) (see Section 7.6 Credit facilities), as well as $400 million available under our trade receivables securitization program (see Section 7.7 Sale of trade receivables). Excluding the TELUS International (Cda) Inc. credit facility and including cash and temporary investments of approximately $621 million, we had total liquidity of over $2.8 billion at September 30, 2020. This adheres to our objective of generally maintaining at least $1 billion of available liquidity. We believe that our investment grade credit ratings contribute to reasonable access to capital markets.

Commitments and contingent liabilities

Purchase obligations

As at September 30, 2020, our contractual commitments related to the acquisition of property, plant and equipment were $124 million through to December 31, 2022, as compared to $136 million over a period ending December 31, 2022 reported as at December 31, 2019. The decrease was primarily attributed to lower commitments due to the change in mix of capital expenditures.

Claims and lawsuits

A number of claims and lawsuits (including class actions and intellectual property infringement claims) seeking damages and other relief are pending against us and, in some cases, other wireless carriers and telecommunications service providers. As well, we have received notice of, or are aware of, certain possible claims (including intellectual property infringement claims) against us and, in some cases, other wireless carriers and telecommunications service providers.

It is not currently possible for us to predict the outcome of such claims, possible claims and lawsuits due to various factors, including: the preliminary nature of some claims; uncertain damage theories and demands; an incomplete factual record; uncertainty concerning legal theories and procedures and their resolution by the courts, at both the trial and the appeal levels; and the unpredictable nature of opposing parties and their demands.

However, subject to the foregoing limitations, management is of the opinion, based upon legal assessments and information presently available, that it is unlikely that any liability, to the extent not provided for through insurance or otherwise, would have a material effect on our financial position and the results of our operations, including cash flows, with the exception of the items disclosed in Note 29 of the interim consolidated financial statements.

7.10 Outstanding share information

Outstanding shares (millions)	September 30, 2020	October 31, 2020
Common Shares	1,284	1,290
Common Share options – all exercisable (one for one)	3	3

7.11 Transactions between related parties

Transactions with key management personnel

Our key management personnel have authority and responsibility for overseeing, planning, directing and controlling our activities and consist of our Board of Directors and our Executive Leadership Team. Total compensation expense for key management personnel was $15 million and $31 million in the third quarter of 2020 and first nine months of 2020, respectively, compared to $6 million and $33 million in the comparable periods in 2019. Compensation expense for key management personnel increased in the third quarter of 2020 related to greater share-based compensation. See Note 30(a) of the interim consolidated financial statements for additional details.

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Transactions with defined benefit pension plans

We provided management and administrative services to our defined benefit pension plans. Charges for these services were on a cost recovery basis and were immaterial.

Transactions with real estate joint venture and associates

In the third quarter of 2020, we had transactions with the TELUS Sky real estate joint venture, which is a related party to us, as set out in Note 21 of the interim consolidated financial statements.

For the TELUS Sky real estate joint venture, commitments and contingent liabilities include construction-related contractual commitments through to 2020 (approximately $20 million at September 30, 2020) and construction financing ($342 million, with Canadian financial institutions as 66-2/3% lender and TELUS as 33-1/3% lender) under a credit agreement maturing August 31, 2021. We have entered into a lease agreement with the TELUS Sky real estate joint venture; for lease accounting purposes, the lease commenced during the three-month period ended March 31, 2019.

During the nine-month period ended September 30, 2020, our activity with our associate included our investment in equity of $73 million.

8.	Accounting matters

8.1 Critical accounting estimates and judgments

Our significant accounting policies are described in Note 1 of the Consolidated financial statements for the year ended December 31, 2019. The preparation of financial statements in conformity with generally accepted accounting principles (GAAP) requires management to make estimates, assumptions and judgments that affect: the reported amounts of assets and liabilities at the date of the financial statements; the disclosure of contingent assets and liabilities at the date of the financial statements; and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Our critical accounting estimates and significant judgments are discussed with our Audit Committee each quarter and are described in Section 8.1 of our 2019 annual MD&A, which is hereby incorporated by reference. See Note 1(b) of the interim consolidated financial statements for details of our use of estimates and judgments, including about the future effects of the COVID-19 pandemic.

8.2 Accounting policy developments

Our accounting policy developments were discussed in Section 8.2 Accounting policy developments of our 2019 annual MD&A. See Note 2 of the interim consolidated financial statements for additional details.

9.	Update to general trends, outlook and assumptions, and regulatory developments and proceedings

This section contains forward-looking statements, which should be read together with the Caution regarding forward-looking statements at the beginning of this MD&A.

The assumptions on which our 2020 outlook was based were described in Section 9 General trends, outlook and assumptions, and regulatory developments and proceedings of our 2019 annual MD&A and were issued on February 13, 2020 under the basis that we would be operating in the normal course of business. The extent of the COVID-19 pandemic, including its interruption of the global and Canadian economies, the governmental measures put into place to contain the risk of transmission, and proactive measures we have been taking to ensure the safety and well-being of our customers, our team members, and our communities, are matters we did not predict upon issuing our assumptions for 2020, and we no longer believe that these assumptions are valid. Therefore, in May 2020, given the uncertain magnitude, duration and potential outcomes of the pandemic, we withdrew our 2020 outlook and the assumptions on which it was based.

Due to the wide range of possible outcomes of the COVID-19 pandemic and the uncertainty with regard to the length of the pandemic and measures in place to limit its spread and transmission, the impact on our business cannot be accurately forecasted as of the date of this MD&A. Consequently, our operations and financial results could be materially different than predicted in our previously issued guidance and in May 2020, we withdrew our existing 2020 consolidated financial guidance, which was provided in our news release dated February 13, 2020, and filed on SEDAR.

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During the third quarter of 2020, the Canadian Prime Minister announced that a second wave of COVID-19 was already underway in most of Canada as described in Section 1.2. Given the uncertain magnitude, duration and potential outcomes of this second wave, we cannot accurately provide an update on our outlook and 2020 guidance.

9.1 Communications industry regulatory developments and proceedings

Our telecommunications, broadcasting and radiocommunication services are regulated under federal laws by various authorities, including the Canadian Radio-television and Telecommunications Commission (CRTC), Innovation, Science and Economic Development Canada (ISED), Canadian Heritage and the Competition Bureau.

The following is a summary of certain significant regulatory developments and proceedings relevant to our business and our industry. This summary is not intended to be a comprehensive legal analysis or description of all of the specific issues described. Although we have indicated those issues for which we do not currently expect the outcome of a development or proceeding to be material to us, there can be no assurance that the expected outcome will occur or that our current assessment of its likely impact on us will be accurate. See Section 10.3 Regulatory matters of our 2019 annual MD&A.

Radiocommunication licences and spectrum-related matters

ISED regulates, among other matters, the allocation and use of radio spectrum in Canada and licenses radio apparatus, frequency bands and/or radio channels within various frequency bands to service providers and private users. The department also establishes the terms and conditions that may attach to such radio authorizations, including restrictions on licence transfers, coverage obligations, research and development obligations, annual reporting, and obligations concerning mandated roaming and antenna site sharing with competitors.

3500 MHz spectrum auction to support 5G

On June 5, 2019, ISED released its Decision on Revisions to the 3500 MHz Band to Accommodate Flexible Use and Preliminary Decisions on Changes to the 3800 MHz Band followed on March 5, 2020 by its Policy and Licensing Framework for Spectrum in the 3500 MHz Band, which defines the auction rules and conditions of licence for the 3500 MHz band. The auction framework provides for a 50 MHz set-aside in all markets where 50 MHz or more spectrum is available; in markets with a large population centre and less than 50 MHz of auction supply, all the auction supply will be set-aside. This is on top of the competitive imbalance that has already been introduced to the band by ISED’s transition decision for the band last year. That decision left nearly 90 MHz of the 200 MHz band in the hands of band incumbents. A combination of the transition decision, by way of a clawback and the asymmetric design of the auction framework, which sets aside a significant portion of the spectrum under auction exclusively for certain carriers in any given licence area, raises the risk that we will not be able to acquire all the spectrum we need in the auction process and we will be required to pay more than we might otherwise pay. The deadline for receipt of applications and financial deposits for participation in the 3500 MHz spectrum auction had been postponed due to the COVID-19 pandemic and is now April 6, 2021, and auction bidding is expected to start on June 15, 2021.

mmWave and 3800 MHz spectrum auctions to support 5G

On June 5, 2019, ISED released its Decision on Releasing Millimetre Wave Spectrum to Support 5G, repurposing several tranches of mmWave spectrum for mobile use. ISED will consult on a licensing framework (i.e. auction rules and conditions of licence) for these mmWave bands in the future and is targeting an auction for this spectrum in 2021. There is a risk that the auction rules will favour certain carriers over us and impact our ability to acquire an adequate quantity of mmWave band spectrum.

The 3800 MHz spectrum band is seen as an extension to the 3500 MHz band. ISED released the first of two consultations on August 27, 2020. This first consultation featured proposals from ISED and from Telesat, the Canadian satellite spectrum licensee of 3700-4200 MHz spectrum, on how to repurpose existing spectrum. Following a decision on the first consultation, we expect a second consultation on an auction framework for the 3800 MHz band. ISED has forecasted a delay to the 3800 MHz auction process, now expected to take place in 2023 (formerly projected for late 2022). There is a risk that the auction rules will favour certain carriers over us and impact our ability to acquire an adequate quantity of 3800 MHz band spectrum.

Regulatory and federal government reviews

The CRTC and the federal government have initiated public proceedings to review various matters. They are discussed below.

Review of mobile wireless services

On February 28, 2019, the CRTC released its consultation to review the regulatory framework for mobile wireless services. The proceeding is now closed and we await a decision. The review examined three major issues – the level of competition in the retail market, the current wholesale mobile wireless service regulatory framework, with a focus on wholesale mobile virtual network operator (MVNO) access, and the future of mobile wireless services in Canada, with a focus on reducing barriers to infrastructure deployment. We participated throughout this proceeding and have filed evidence to demonstrate the high performance of Canadian wireless services on dimensions including network coverage, network quality, availability of service and pricing. The impact of this proceeding on us will not be known until a decision is issued by the CRTC. That decision is not expected until late 2020, at the earliest.

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Wireline wholesale services and interconnection follow-up

On July 22, 2015, the CRTC released Review of wholesale wireline services and associated policies, Telecom Regulatory Policy CRTC 2015-326 (TRP 2015-326). The major component of this decision was that the CRTC ordered the introduction of a disaggregated wholesale high-speed access (HSA) service for internet service provider (ISP) competitors. This includes access to fibre-to-the-premises (FTTP) facilities.

On June 11, 2020, the CRTC released Call for comments – Appropriate network configuration for disaggregated wholesale high-speed access services, Telecom Notice of Consultation CRTC 2020-187 (TNC 2020-187), where it will address the appropriate network and service configurations for the disaggregated wholesale HSA service regime for all wholesale HSA service providers across the country. This new process takes the place of the previous follow-up proceedings and now has a common process for incumbent local exchange carriers (ILECs) and cable companies across Canada.

This new proceeding results from an application to the CRTC filed by the Canadian Network Operators Consortium Inc. (CNOC) to review and vary TRP 2015-326 and to seek, among other things, interim relief that would remove a speed cap pursuant to which the existing aggregated wholesale access regime will not apply to speeds in excess of 100 Mbps pending the introduction of disaggregated service; and permanent relief granting wholesale access to FTTP facilities on an aggregated basis. The CRTC has closed the CNOC review and vary application and will consider those issues as part of TNC 2020-187.

Final rates for aggregated wholesale internet access services

On August 15, 2019, the CRTC released Telecom Order CRTC 2019-288, which finalized rates for the aggregated wholesale internet services of the ILEC and incumbent cable companies. The final rates were considerably lower than the interim rates, and the CRTC ordered the rates to apply retroactively to October 6, 2016. The financial impact of this decision was not material to us, given the volume of wholesale internet customers we currently serve.

On September 13, 2019, Bell Canada and affiliated companies and a group of cable companies filed separate applications with the Federal Court of Appeal to seek leave to appeal Telecom Order CRTC 2019-288. Bell Canada and the cable companies also sought a stay of the order. On November 22, 2019, the Federal Court of Appeal allowed both leave applications and granted a stay pending the disposition of the appeal. On September 10, 2020, the Federal Court of Appeal dismissed the appeals on merit, thereby upholding the CRTC’s decision.

Separately on November 13, 2019, we filed an application to the CRTC to review and vary Telecom Order CRTC 2019-288, primarily on the basis that the CRTC made errors in calculating the carriers’ costs. On December 13, 2019, Bell Canada and a group of cable companies also brought applications to the CRTC to review and vary Telecom Order CRTC 2019-288. Bell Canada and the cable companies also sought a stay of the order pending the disposition of the review and variance applications. The CRTC granted the stay on September 28, 2020 and has yet to issue its decisions on any of these applications.

Also on November 13, 2019, we filed a petition to the Governor in Council seeking to refer back to Telecom Order CRTC 2019-288 for redetermination of the rates and seeking to vary Telecom Order CRTC 2019-288 to remove its retroactive effect, all on the basis that the rates and retroactive component of the order will threaten future investment. Bell Canada and a group of cable companies filed similar petitions on the same day. On August 15, 2020, the Governor in Council issued an Order in Council dismissing the petitions as premature in light of the applications to review and vary the order set out above, which remain under reserve. However, the Order in Council, as well as an accompanying statement from the Minister of Innovation, Science and Industry, recognized that the rates set out in Telecom Order CRTC 2019-288 will, in some instances, undermine investment in high quality networks. We expect the CRTC to take this Order in Council into account in its decisions on the review and variance applications presently under reserve. Until the CRTC renders its decisions on these review and variance applications or otherwise lifts the stay, the rates will not be in effect.

Phase-out of the local service subsidy regime

On June 26, 2018, the CRTC issued Phase-out of the local service subsidy regime, Telecom Regulatory Policy CRTC 2018-213. In this decision, the CRTC determined that it would phase out the existing local service subsidy over three years, from January 1, 2019 to December 31, 2021. In September 2018, the Independent Telecommunications Providers Association (ITPA), which represents small ILECs, brought an application to the CRTC to review and vary this decision. In its application, the ITPA seeks to keep the existing local service subsidy regime in place. On February 4, 2020, the CRTC issued Independent Telecommunications Providers Association – Application to review and vary Telecom Regulatory Policy 2018-213, Telecom Decision CRTC 2020-41, in which it denied the ITPA’s application. We and the ITPA independently sought leave to appeal Telecom Decision CRTC 2020-41 to the Federal Court of Appeal. Our application for leave to appeal was dismissed on August 26, 2020. The impact of these CRTC decisions is not material.

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5G security review – Public Safety Canada

In September 2018, the federal government announced a review of national cybersecurity requirements for Canada’s 5G networks. When complete, the review is expected to provide policy clarity on what security controls or restrictions the government intends to impose on 5G networks in Canada. The timelines for the conclusion of this review have not been released by the federal government, and the government has not indicated its intentions regarding 5G cybersecurity requirements. Given the range of potential government or regulatory action that may result from this review, the impact on us, and on Canadian wireless service providers generally, cannot currently be predicted.

International security developments

On May 16, 2019, U.S. President Donald Trump signed an executive order permitting the Secretary of Commerce to block certain technology transactions deemed to constitute national security risks. Additionally, the Bureau of Industry and Security of the United States Department of Commerce (BIS) subsequently amended Export Administration Regulations such that Huawei Technologies Co., Ltd. (Huawei) and 68 of its non-U.S. affiliates were added to the Entity List effective May 16, 2019. Effective August 19, 2019, an additional 46 non-U.S. affiliates were placed on the Entity List. Their addition to the Entity List imposed a licensing requirement under the Export Administration Regulations (EAR) regarding the export, re-export, or transfer (in-country) of most items subject to the EAR to any of these 115 listed Huawei entities. A further final rule effective August 17, 2020 provided for additional non-U.S. affiliates of Huawei to be added to the Entity List and revisions to current entries on the Entity List; removal of the Temporary General License (TGL) and conforming changes to Entity List for TGL Removal; and changes to General Prohibition Three — the Foreign-Produced Direct Product Rule.

Reversing an earlier position that would allow limited Huawei 5G in the U.K., on July 14, 2020, the U.K. government announced plans to legislate a ban on the purchase of all new 5G infrastructure from Huawei by December 31, 2020, and to require the removal of Huawei 5G networks deployed in the U.K. by 2027.

Given the range of potential government or regulatory actions by foreign governments with respect to Huawei, the impact on us, and on Canadian wireless service providers generally, cannot currently be predicted.

CRTC proceeding regarding device financing

On August 30, 2019, the CRTC commenced a proceeding to inquire into device financing plans for wireless handsets and asked certain parties, including us, to show cause why their device financing plans are permitted under the Wireless Code. This proceeding followed the introduction of device financing plans by us, Rogers and Bell in July 2019, including, for Rogers and us, plans with terms longer than 24 months. Under these plans, customers who cancel wireless services contracts are required to repay immediately the outstanding financing balance in full. On August 2, 2019, the CRTC issued a letter stating that wireless service providers were to stop offering device financing plans beyond 24 months so it could review the practice. In the proceeding, the CRTC sought comment on the effects on consumers of financing plans beyond 24 months and how the provisions of the Wireless Code apply to device financing. We intervened to inform the CRTC that: device financing is desired by customers; customers benefit from longer financing periods because upfront device costs are lower and the cost of devices can be spread over a longer period, thereby reducing the monthly cost; the objective of the Wireless Code should be to benefit customers; and longer device financing periods further the federal government’s affordability agenda for wireless services. Until the CRTC issues a decision on its intended treatment of financing plans, it is too early to determine the impact of this proceeding on us.

CRTC proceeding regarding potential barriers to the deployment of broadband-capable networks in underserved areas in Canada

On December 10, 2019, the CRTC issued Call for comments regarding potential barriers to the deployment of broadband-capable networks in underserved areas in Canada, Telecom Notice of Consultation CRTC 2019-406. In this proceeding, the CRTC is seeking comment on barriers that service providers and communities face in building new facilities, or interconnecting to or accessing existing facilities, and in extending networks into underserved areas in order to offer universal service objective-level services. The CRTC has specifically identified access to affordable transport services and efficient use of support structures as potential barriers. We are participating fully in the proceeding. It is too early to determine the impact of the proceeding on us.

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Government mobile wireless pricing election commitment

Affordability of wireless services was a campaign topic during the October 2019 federal election. On March 5, 2020, the Liberal government clarified its expectation that we, Bell, and Rogers (including flanker brands) lower mobile wireless prices for postpaid, bring your own device plans in the 2 to 6 GB range by 25% by January 2022. The government reiterated this statement on June 5, 2020. To track progress, the government is reporting quarterly on wireless pricing. We are unable to determine the full impact of this commitment at this time. The announcement or implementation of specific regulations or other actions intended to reduce cell phone plan prices could precipitate a material reduction in operating expenditures and capital expenditures to ameliorate this impact.

CRTC review of rate setting for wholesale telecommunications services

On April 24, 2020, the CRTC issued Call for comments – Review of the approach to rate setting for wholesale telecommunications services, Telecom Notice of Consultation CRTC 2020-131. In this proceeding, the CRTC is seeking comment on whether to change its methodology of setting wholesale rates and, if so, how. The CRTC has stated its intent to use the proceeding to establish a more transparent and efficient rate-setting process. We are participating fully in all stages of the proceeding. It is too early to determine the impact of the proceeding on us.

CRTC review of availability of mobile wireless plans for Canadians with disabilities

On June 1, 2020, the CRTC issued Call for comments – Accessibility – mobile wireless service plans that meet the needs of Canadians with various disabilities, Telecom Notice of Consultation 2020-178. In this proceeding, the CRTC is examining whether retail wireless service providers are meeting their requirements to offer mobile wireless plans that meet the needs of Canadians with disabilities; to promote those plans in ways that are accessible (including through stores, websites and customer service representatives); and whether new regulatory measures are required. We are participating fully in this proceeding to demonstrate how we are complying with existing requirements. The impact of this proceeding is not expected to be material.

CRTC review of deadlines for transition to next-generation 9-1-1 service

On September 4, 2020, the CRTC issued Call for comments – Establishment of new deadlines for Canada’s transition to next-generation 9-1-1, Telecom Notice of Consultation CRTC 2020-326. As a result of the COVID-19 pandemic, the CRTC had previously suspended the deadlines associated with the implementation of next-generation 9-1-1 service. The CRTC is now examining what the new deadlines for next-generation 9-1-1 service should be, including for the filing of cost studies and tariffs for next-generation 9-1-1 network providers (including us) and when providers should have their networks ready to support next-generation 9-1-1 voice services. The impact of this proceeding is not expected to be material.

Broadcasting-related issues

Broadcasting licences held by TELUS

Our regional licences to operate broadcasting distribution undertakings in B.C. and Alberta were granted renewals in Broadcasting Decision CRTC 2018-267, which extends the licence terms to August 31, 2023. Our licence to operate a regional broadcasting distribution undertaking in areas of Quebec was renewed on June 28, 2019 in Broadcasting Decision CRTC 2019-230, extending the licence term to August 31, 2024. Our licence to operate a national video-on-demand service was renewed to August 31, 2023, as part of Broadcasting Decision CRTC 2018-20. We received CRTC authorization to launch a Pay-Per-View service on June 28, 2020, as part of Broadcasting Decision CRTC 2020-235.

Review of the Telecommunications Act, the Radiocommunication Act and the Broadcasting Act

On January 29, 2020, the Broadcasting and Telecommunications Legislative Review Panel released its final report entitled Canada’s Communications Future: Time to Act. The report contains 97 recommendations to update legislation governing broadcasting, telecommunications and radiocommunication for the Government of Canada to consider. Further to the report, on November 3, 2020, the Government introduced legislation to amend the Broadcasting Act. The bill would bring streaming services that operate over the internet expressly within the scope of the Broadcasting Act, and would provide the CRTC with new and expanded regulatory powers to implement a modernized regulatory framework that addresses declining levels of support for Canadian content over the past several years, and provide a more sustainable source of support going forward. The Minister of Canadian Heritage has indicated that further reforms will be needed to fully modernize the regulation of the broadcasting system, but that these proposed reforms are an important first step. It is too early to determine if these proposed amendments, as well as any other potential legislative changes arising as a result of the report, will have a material impact on us.

Review of the Copyright Act and Copyright Board reforms

The Copyright Act’s statutorily mandated five-year review was due in 2017, and a process for conducting the review via parliamentary committee was announced in December 2017. The Standing Committee on Industry, Science and Technology (INDU Committee), with the assistance of the Standing Committee on Canadian Heritage, completed the review early in 2019, and both committees presented reports to the House of Commons in May and June of 2019. Although the INDU Committee had requested that a comprehensive government response be tabled by September 1, 2019, the government did not respond. Following the October 2019 federal election, the timeline for potential changes to the Copyright Act is uncertain. The policy approach for copyright has traditionally been based on a balance of interests of creators and consumers, and as a result, any changes to the Copyright Act are not expected to have a negative material impact on us.

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Legal challenge to the CRTC’s ability to regulate affiliation agreements

The CRTC’s ability to regulate affiliation agreements between broadcasting distributors and programming services is currently being challenged by vertically integrated broadcasting entities before the Federal Court of Appeal. We were granted leave to intervene in the case and defended the CRTC’s regulatory powers as a cornerstone of its vertical integration framework, which aims to ensure the fair treatment by vertically integrated firms of rival broadcasting distributors and programming services. The Federal Court of Appeal’s decision is not expected before late 2020, at the earliest. While an adverse decision could weaken our negotiating position vis-a-vis vertically integrated firms that supply “must-have” channels to our broadcasting distribution business, it is too early to determine the impact it would have on our broadcasting distribution activities.

10.	Risks and risk management

Reference is made as well to the summary of risks and uncertainties in the Caution regarding forward-looking statements at the beginning of this MD&A. The principal risks and uncertainties that could affect our future business results and associated risk mitigation activities were described in our 2019 annual MD&A and have not materially changed since December 31, 2019, except for the following updates:

COVID-19

On March 11, 2020, the World Health Organization declared the outbreak of the novel coronavirus identified as COVID-19 to be a pandemic. In Canada, throughout March 2020, each province and territory either declared a state of emergency or a public health emergency. The nature of the pandemic and the responses to it and to its impacts by governments and the public sector, as well as by the private sector, are all continuing to evolve quickly and often unpredictably. Responses to date have included unprecedented restrictions on individuals’ movements and on gatherings of individuals, including international travel restrictions, and restrictions on how or whether businesses and institutions including schools may operate. Although these restrictions were eased in certain jurisdictions, they have been eased and then reinstated in other jurisdictions. There is no assurance that restrictions, if eased, will not be imposed again or that new restrictions will not be imposed.

Due to the wide range of possible COVID-19 pandemic outcomes and the uncertainty with regard to the duration and impact of both the pandemic and government policies implemented to limit its spread, we cannot accurately forecast the impact of the COVID-19 pandemic on our future operations. However, the COVID-19 pandemic may, directly or indirectly, materially and adversely affect our operations, condition and financial results.

Risks and uncertainties that could affect our business results, as described in our 2019 annual MD&A, as well as the price of our securities, and which could be accentuated by the COVID-19 pandemic or by any future pandemic or similar event include, but are not limited to:

a)	The extent and duration of restrictions on movement, business and other activities that are currently imposed by governments and regulatory bodies or other public sector actors or that may be imposed in the future in response to the pandemic, such as the required closing of conventional retail stores and travel bans (see also Section 10.3 of our 2019 annual MD&A regarding regulatory matters).

b)	The impact of the pandemic and the restrictions imposed in response to it on our customers, both directly and indirectly, as a result of the deterioration of global and local economic conditions. This could result in financial hardship for our customers and could accentuate challenges faced by certain customers due to fluctuations in the price of oil, and these factors could affect our customers’ ability to pay for our products and services, or result in a material reduction in the demand for or profitability of the products and services that we offer (such as roaming and mobile data) (see also Section 10.5 of our 2019 annual MD&A regarding technology and Section 10.15 regarding the economy).

c)	Supply chain disruption and lack of resiliency in relation to the pandemic or related restrictions, which could result in supply shortages/price increases and extended lead times across electronic component and other product manufacturing segments, affecting our ability to maintain or upgrade our network and delaying the introduction of new products such as mobile phones (see also Section 10.6 of our 2019 annual MD&A regarding suppliers).

d)	The impact on the health and well-being of our team, due to illness or due to changing responsibilities in their lives outside work (see also Section 10.11 of our 2019 annual MD&A regarding our team).

e)	Increased capital expenditures required to maintain our leading network and adjust in short timeframes to changes in our customers’ usage, as well as increase expenses to meet the significantly increased demand for our virtual care solutions, such as Babylon by TELUS Health and Akira by TELUS Health, and impacts on the availability of capital and the cost of such capital in uncertain global markets (see also Section 10.13 of our 2019 annual MD&A regarding financing).

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Mitigation: See Section 1.2 for a description of the operational measures currently undertaken or planned to address risks to our business relating to the COVID-19 pandemic. Although we believe these measures to mitigate these risks are reasonable, there can be no assurance that they will effectively or fully address the risks described.

11.	Definitions and reconciliations

11.1 Non-GAAP and other financial measures

We have issued guidance on and report certain non-GAAP measures that are used to evaluate the performance of TELUS, as well as to determine compliance with debt covenants and to manage our capital structure. As non-GAAP measures generally do not have a standardized meaning, they may not be comparable to similar measures presented by other issuers. Securities regulations require such measures to be clearly defined, qualified and reconciled with their nearest GAAP measure. Certain of the metrics do not have generally accepted industry definitions.

Adjusted Net income and adjusted basic earnings per share: These measures are used to evaluate performance at a consolidated level and, in management’s view, exclude items that may obscure the underlying trends in business performance or items of an unusual nature that do not reflect our ongoing operations. These measures should not be considered alternatives to Net income and basic earnings per share in measuring TELUS’ performance. (See Reconciliation of adjusted Net income and Reconciliation of adjusted basic EPS in Section 1.3.)

Capital expenditure intensity: This measure is calculated as capital expenditures (excluding spectrum licences) divided by total operating revenues. This measure provides a basis for comparing the level of capital expenditures to those of other companies of varying size within the same industry.

Dividend payout ratio: Commencing in 2020, this is a historical measure calculated as the sum of the last four quarterly dividends declared, as reported in the financial statements, net of dividend reinvestment plan effects, divided by the sum of free cash flow amounts for the most recent four quarters for interim reporting periods. For fiscal years, the denominator is annual free cash flow. Our objective range for the annual dividend payout ratio is on a prospective basis, rather than on a trailing basis. (See Section 7.5 Liquidity and capital resource measures.)

Calculation of Dividend payout ratio, net of dividend reinvestment plan effects

Determined using management measures

12-month periods ended September 30 ($ millions, except ratio)	2020	2019
Sum of the last four quarterly dividends declared	1,469	1,332
Sum of the last four quarterly amount of dividends declared reinvested in Common Shares	(539)	(183)
Numerator – Sum of the last four quarterly dividends declared, net of dividend reinvestment plan effects	930	1,149
Denominator – Free cash flow	1,352	929
Ratio (%)	69	124

Calculation of ratio of dividends declared to cash provided by operating activities less capital expenditures (excluding spectrum licences)

Determined using most comparable IFRS-IASB measures

12-month periods ended September 30 ($ millions, except ratio)	2020	2019
Numerator – Sum of the last four quarterly dividends declared	1,469	1,332
Cash provided by operating activities	4,370	4,046
Less:
Capital expenditures (excluding spectrum licences)	(2,904)	(2,875)
Denominator – Cash provided by operating activities less capital expenditures (excluding spectrum licences)	1,466	1,171
Ratio (%)	100	114

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Earnings coverage: This measure is defined in the Canadian Securities Administrators’ National Instrument 41-101 and related instruments, and is calculated as follows:

Calculation of Earnings coverage

12-month periods ended September 30 ($ millions, except ratio)	2020	2019
Net income attributable to Common Shares	1,315	1,735
Income taxes (attributable to Common Shares)	480	443
Borrowing costs (attributable to Common Shares)[1]	744	697
Numerator	2,539	2,875
Denominator – Borrowing costs	744	697
Ratio (times)	3.4	4.1

1	Interest on Long-term debt plus Interest on short-term borrowings and other plus long-term debt prepayment premium, adding capitalized interest and deducting borrowing costs attributable to non-controlling interests.

EBITDA (earnings before interest, income taxes, depreciation and amortization): We have issued guidance on and report EBITDA because it is a key measure used to evaluate performance at a consolidated level. EBITDA is commonly reported and widely used by investors and lending institutions as an indicator of a company’s operating performance and ability to incur and service debt, and as a valuation metric. EBITDA should not be considered an alternative to Net income in measuring TELUS’ performance, nor should it be used as a measure of cash flow. EBITDA as calculated by TELUS is equivalent to Operating revenues less the total of Goods and services purchased expense and Employee benefits expense.

We calculate EBITDA – excluding restructuring and other costs, as it is a component of the EBITDA – excluding restructuring and other costs interest coverage ratio and the Net debt to EBITDA – excluding restructuring and other costs ratio.

We also calculate Adjusted EBITDA to exclude items of an unusual nature that do not reflect our ongoing operations and should not, in our opinion, be considered in a long-term valuation metric or should not be included in an assessment of our ability to service or incur debt.

EBITDA reconciliation

	Third quarters ended September 30		Nine-month periods ended September 30
($ millions)	2020	2019	2020	2019
Net income	321	440	989	1,397
Financing costs	187	201	581	558
Income taxes	109	144	365	332
Depreciation	540	489	1,568	1,429
Amortization of intangible assets	233	160	655	470
EBITDA	1,390	1,434	4,158	4,186
Add restructuring and other costs included in EBITDA	58	29	188	94
EBITDA – excluding restructuring and other costs	1,448	1,463	4,346	4,280
Add lease-up period and other equity losses related to real estate joint ventures	8	—	17	—
Deduct retirement of a provision arising from business acquisition-related written put options within TI	—	—	(71)	—
Adjusted EBITDA	1,456	1,463	4,292	4,280

Calculation of Adjusted EBITDA margin

	Third quarters ended September 30		Nine-month periods ended September 30
($ millions)	2020	2019	2020	2019
Numerator – Adjusted EBITDA	1,456	1,463	4,292	4,280
Adjusted Operating revenues:
Operating revenues	3,981	3,697	11,403	10,800
Lease-up period and other equity losses related to real estate joint ventures	8	—	17	—
Retirement of a provision arising from business acquisition-related written put options within TI	—	—	(71)	—
Denominator – Adjusted Operating revenues	3,989	3,697	11,349	10,800
Adjusted EBITDA margin (%)	36.5	39.6	37.8	39.6

EBITDA – excluding restructuring and other costs interest coverage: This measure is defined as EBITDA –excluding restructuring and other costs, divided by Net interest cost, calculated on a 12-month trailing basis. This measure is similar to the coverage ratio covenant in our credit facilities, as described in Section 7.6 Credit facilities.

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Free cash flow: We report this measure as a supplementary indicator of our operating performance, and there is no generally accepted industry definition of free cash flow. It should not be considered an alternative to the measures in the Consolidated statements of cash flows. Free cash flow excludes certain working capital changes (such as trade receivables and trade payables), proceeds from divested assets and other sources and uses of cash, as found in the Consolidated statements of cash flows. It provides an indication of how much cash generated by operations is available after capital expenditures (excluding purchases of spectrum licences) that may be used to, among other things, pay dividends, repay debt, purchase shares or make other investments. We exclude impacts of accounting changes that do not impact cash, such as IFRS 15 and IFRS 16. Free cash flow may be supplemented from time to time by proceeds from divested assets or financing activities.

Free cash flow calculation

	Third quarters ended September 30		Nine-month periods ended September 30
($ millions)	2020	2019	2020	2019
EBITDA	1,390	1,434	4,158	4,186
Deduct non-cash gains from the sale of property, plant and equipment	(1)	(3)	(3)	(13)
Restructuring and other costs, net of disbursements	(5)	(3)	21	(35)
Effects of contract asset, acquisition and fulfilment (IFRS 15 impact) and TELUS Easy Payment device financing	(59)	(31)	155	22
Effects of lease principal (IFRS 16 impact)	(90)	(62)	(255)	(214)
Leases formerly accounted for as finance leases (IFRS 16 impact)	16	13	70	39
Items from the condensed interim consolidated statements of cash flows:
Share-based compensation, net	25	14	89	53
Net employee defined benefit plans expense	25	20	77	59
Employer contributions to employee defined benefit plans	(10)	(11)	(37)	(39)
Interest paid	(195)	(208)	(571)	(534)
Interest received	4	2	10	7
Capital expenditures (excluding spectrum licences)[1]	(741)	(748)	(2,162)	(2,164)
Free cash flow before income taxes	359	417	1,552	1,367
Income taxes paid, net of refunds	(198)	(97)	(335)	(570)
Free cash flow	161	320	1,217	797

1	Refer to Note 31 of the interim consolidated financial statements for further information.

The following reconciles our definition of free cash flow with cash provided by operating activities.

Free cash flow reconciliation with Cash provided by operating activities

	Third quarters ended September 30		Nine-month periods ended September 30
($ millions)	2020	2019	2020	2019
Free cash flow	161	320	1,217	797
Add (deduct):
Capital expenditures (excluding spectrum licences)	741	748	2,162	2,164
Adjustments to reconcile to Cash provided by operating activities	—	80	162	137
Cash provided by operating activities	902	1,148	3,541	3,098

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Free cash flow calculation

12-month periods ended September 30 ($ millions)	2020	2019
EBITDA	5,526	5,421
Deduct non-cash gains from the sale of property, plant and equipment	(11)	(43)
Restructuring and other costs, net of disbursements	20	(2)
Effects of contract asset, acquisition and fulfilment (IFRS 15 impact) and TELUS Easy Payment device financing	15	(147)
Effects of lease principal (IFRS 16 impact)	(374)	(214)
Leases formerly accounted for as finance leases (IFRS 16 impact)	139	39
Items from the Consolidated statements of cash flows:
Share-based compensation, net	34	(18)
Net employee defined benefit plans expense	96	81
Employer contributions to employee defined benefit plans	(39)	(48)
Interest paid	(751)	(664)
Interest received	10	9
Capital expenditures (excluding spectrum licences)[1]	(2,904)	(2,875)
Free cash flow before income taxes	1,761	1,539
Income taxes paid, net of refunds	(409)	(610)
Free cash flow	1,352	929

1	Refer to Note 31 of the interim consolidated financial statements for further information.

Free cash flow reconciliation with Cash provided by operating activities

12-month periods ended September 30 ($ millions)	2020	2019
Free cash flow	1,352	929
Add:
Capital expenditures (excluding spectrum licences)	2,904	2,875
Adjustments to reconcile to Cash provided by operating activities	114	242
Cash provided by operating activities	4,370	4,046

Net debt: We believe that net debt is a useful measure because it represents the amount of Short-term borrowings and long-term debt obligations that are not covered by available Cash and temporary investments. The nearest IFRS measure to net debt is Long-term debt, including Current maturities of Long-term debt. Net debt is a component of the Net debt to EBITDA – excluding restructuring and other costs ratio.

Calculation of Net debt

As at September 30 ($ millions)	2020	2019
Long-term debt including current maturities	18,889	17,196
Debt issuance costs netted against long-term debt	92	108
Derivative (assets) liabilities, net	(191)	(98)
Accumulated other comprehensive income amounts arising from financial instruments used to manage interest rate and currency risks associated with U.S. dollar-denominated long-term debt (excluding tax effects)	205	92
Cash and temporary investments, net	(621)	(370)
Short-term borrowings	115	101
Net debt	18,489	17,029

Net debt to EBITDA – excluding restructuring and other costs: This measure is defined as net debt at the end of the period divided by 12-month trailing EBITDA – excluding restructuring and other costs. (See discussion in Section 7.5 Liquidity and capital resource measures.) This measure is similar to the leverage ratio covenant in our credit facilities, as described in Section 7.6 Credit facilities.

Net interest cost: This measure is the denominator in the calculation of EBITDA – excluding restructuring and other costs interest coverage. Net interest cost is defined as financing costs, excluding capitalized long-term debt interest, employee defined benefit plans net interest and recoveries on redemption and repayment of debt, calculated on a 12-month trailing basis. Expenses recorded for the long-term debt prepayment premium, if any, are included in net interest cost. Net interest cost was $782 million in the 12-month period ended September 30, 2020, and $723 million in the 12-month period ended September 30, 2019.

Restructuring and other costs: With the objective of reducing ongoing costs, we incur associated incremental, non-recurring restructuring costs. We may also incur atypical charges, which are included in other costs, when undertaking major or transformational changes to our business or operating models or post-acquisition business integration. In other costs, we include incremental atypical external costs incurred in connection with business acquisition or disposition activity, as well as significant litigation costs in respect of losses or settlements, adverse retrospective regulatory decisions and incremental atypical costs incurred due to the COVID-19 pandemic.

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Components of restructuring and other costs

	Third quarters ended September 30		Nine-month periods ended September 30
($ millions)	2020	2019	2020	2019
Goods and services purchased	38	17	148	43
Employee benefits expense	20	12	40	51
Restructuring and other costs included in EBITDA	58	29	188	94

11.2 Operating indicators

The following measures are industry metrics that are useful in assessing the operating performance of a wireless and wireline telecommunications entity, but do not have a standardized meaning under IFRS-IASB.

Mobile phone average billing per subscriber per month (ABPU) is calculated as network revenue derived from monthly service plan, roaming and usage charges, as well as monthly re-payments of the outstanding device balance owing from customers on contract; divided by the average number of mobile phone subscribers on the network during the period, and is expressed as a rate per month.

Mobile phone average revenue per subscriber per month (ARPU) is calculated as network revenue derived from monthly service plan, roaming and usage charges; divided by the average number of mobile phone subscribers on the network during the period, and is expressed as a rate per month.

Churn is calculated as the number of subscribers deactivated during a given period divided by the average number of subscribers on the network during the period, and is expressed as a rate per month. Mobile phone churn refers to the aggregate average of both prepaid and postpaid mobile phone churn. A TELUS, Koodo or Public Mobile brand prepaid mobile phone subscriber is deactivated when the subscriber has no usage for 90 days following expiry of the prepaid credits.

Mobile connected device subscriber means a TELUS subscriber on an active service plan with a recurring revenue-generating portable unit (e.g. tablets, internet keys, Internet of Things, wearables and connected cars) that is connected to the TELUS network and is intended for limited or no cellular voice capability.

Mobile phone subscriber means a TELUS subscriber on an active service plan with a recurring revenue-generating portable unit (e.g. feature phones and smartphones) that is connected to the TELUS network and provides voice, text and/or data connectivity.

Internet subscriber means a TELUS subscriber on an active internet plan with a recurring revenue-generating fixed unit that is connected to the TELUS network and provides internet connectivity.

Residential voice subscriber means a TELUS subscriber on an active phone plan with a recurring revenue-generating fixed unit that is connected to the TELUS network and provides voice service.

Security subscriber means a TELUS subscriber on an active security plan with a recurring revenue-generating fixed unit that is connected to the TELUS security and automation platform.

TV subscriber means a TELUS subscriber on an active TV plan with a recurring revenue-generating fixed unit subscription for video services from a TELUS TV platform (e.g. Optik TV and Pik TV).

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